






*Leadership in Retailing for over 50 Years*





# FINLAY

ENTERPRISES, INC.

2002 ANNUAL REPORT

## Sales
(dollars in millions)



$822.0
$886.2
$1,000.1
$952.8
$930.7
1998
1999
2000
2001
2002


## Net Income
(dollars in millions)



$18.9†
$24.6
$26.5
$18.5
$23.4††
1998
1999
2000
2001
2002


† Pro Forma
†† Before cumulative effect of accounting change

## Diluted Earnings Per Share
(dollars)



$1.82†
$2.34
$2.52
$1.80
$2.42††
1998
1999
2000
2001
2002


† Pro Forma
†† Before cumulative effect of accounting change

## SG&A as a Percentage of Sales‡



44.2%
43.5%
43.4%
43.5%
42.9%
1998
1999
2000
2001
2002


‡ Prior years revised for accounting change

## Sales Per Linear Foot
(dollars in thousands)



$12.2
$12.7
$13.6
$12.7
$12.6
1998
1999
2000
2001
2002


## Number of Departments



959
987
1,053
1,006
1,011
1998
1999
2000
2001
2002


- Note: on a domestic basis.
- See Selected Consolidated Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to Consolidated Financial Statements for additional disclosure.



FINLAY ENTERPRISES, INC.

# Domestic Financial Highlights

| *(In thousands, except per share data)* | **2002** | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Statement of Operations Data:** | | | | | |
| Sales | **$930,709** | $952,789 | $1,000,120 | $886,223 | $822,035 |
| Income from operations before depreciation and amortization | **80,838** | 79,296 | 93,835 | 87,159 | 77,123 |
| Net income(1) | **23,396** | 18,535 | 26,521 | 24,616 | 18,850 |
| Net income per share applicable to common shares: | | | | | |
| Basic net income per share(1) | **$ 2.49** | $ 1.82 | $ 2.54 | $ 2.36 | $ 1.84 |
| Diluted net income per share(1) | **$ 2.42** | $ 1.80 | $ 2.52 | $ 2.34 | $ 1.82 |
| Weighted average number of shares and share equivalents outstanding—diluted | **9,683** | 10,301 | 10,508 | 10,504 | 10,366 |
| **Balance Sheet Data—End of Period:** | | | | | |
| Working capital | **$208,990** | $202,536 | $ 180,274 | $150,527 | $113,179 |
| Total assets | **580,485** | 584,853 | 604,143 | 539,274 | 503,554 |
| Long-term debt | **225,000** | 225,000 | 225,000 | 225,000 | 225,000 |
| Stockholders' equity | **149,036** | 149,207 | 134,340 | 108,800 | 99,811 |

(1) Before cumulative effect of accounting change for 2002 and extraordinary charges in 1998.

See Selected Consolidated Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to Consolidated Financial Statements for additional disclosure.

## Our Mission

*We at Finlay are dedicated to satisfying our customers with the best assortment, quality and service while maximizing shareholder value. Our leadership position will be enhanced by adhering to high performance standards and capitalizing on opportunities for growth.*



## About Finlay

*Finlay Enterprises, Inc. is a leading retailer of fine jewelry and the largest operator of leased fine jewelry departments in major department stores throughout the United States.*



FINLAY ENTERPRISES, INC.

# Letter to Our Shareholders



*For more than 50 years, Finlay has pursued excellence in retailing with creative merchandising and a service-driven approach that is responsive to our customers.*

I am proud to report that 2002 was no exception. We recorded another year of solid accomplishments thanks to our management team's well-executed response to the significant economic challenges of the past year. Finlay's progress reflects our focus on consistently executing our business plan, which has allowed us to gain market share and continuously increase our penetration of the host stores' business.

**Financial Achievements**

| *(In thousands, except per share data)* | **2002** | 2001 |
|---|---|---|
| Diluted Earnings Per Share(1) | **$ 2.42** | $ 1.80 |
| Net Income(1) | **$23,396** | $18,535 |
| EBITDA | **$80,838** | $79,296 |
| SG&A % | **42.9%** | 43.5% |

(1) 2002 before cumulative effect of accounting change.

We continued to effectively manage our inventory levels, as inventory at year-end decreased by 5.0% from last year. Our tight focus on operating expenses and reduced capital spending resulted in free cash flow of approximately $28 million before acquiring shares under our stock buyback program. We ended the year with $69 million of cash on our balance sheet versus $49 million at the end of the previous year.

Our innovative merchandising and marketing initiatives have driven Finlay's history of increasing comparable department store sales. Our ability to quickly identify emerging trends, and maintain strong relationships with our suppliers, has enabled us to present superior assortments in our showcases.

Continuing our Best Value program, constantly testing new items and offering fashionable merchandise in response to consumer demand, remains the highest priority to our organization. We are dedicated to sustaining and expanding our leadership position in the marketplace.

We completed the final step of our five-year project to build a solid, efficient infrastructure that will support the growth of our Company. In 1998, we consolidated twenty-five merchandise-processing locations into a single state-of-the-art distribution center. We have improved productivity every year since the distribution center opened and our cost to process a unit in 2002 declined to $0.56 compared to $1.45 in 1997.

On March 3, 2002, we introduced a new point-of-sale, inventory and merchandising control system in each of our doors. Since that time, we have continued to realize the benefits of this investment. It has allowed us to make better decisions in the allocation and distribution of our



merchandise, thereby increasing productivity. We have also introduced handheld scanners to help perform inventory counts. The accuracy of our counts has increased while the cost of the inventory process has decreased. In addition, our shortage results have improved. We will continue to identify and implement ways of exploiting our technology platform to improve our performance and expand our market share.

From Finlay's New York headquarters through its regional and group executives, our team of experienced managers has helped make us the preeminent company in our field. Much of the success of our operation comes down to the performance of our approximately 6,000 sales associates in our 1,011 departments and how well they interact with our customers. To ensure that their performance is as good as it can be, we place strong emphasis on training and customer service.

In the last twelve months, we expanded our interactive, computer-based training program. It provides all our associates, wherever they work, with a uniform and consistent message and raises the training bar.

In 2002, we instituted a program of recognition for our selling stars—the Platinum Club. In order to qualify for membership, sales associates must produce a minimum sales volume of $400,000 annually. Being a club member entitles them to additional incentives, prime schedules, and recognition programs. This elite group in 2002 represented 3% of our associates and 10% of our total sales. Our goal in creating the Platinum Club is to recognize and reward our top sellers and encourage others to strive to achieve this distinction. This initiative is important in supporting the goal of continually raising our standard for customer service and propelling our sales growth.

We made substantial strides in 2002 and intend to continue the momentum that we have built in our business.

Our plans call for further profitable expansion of our partnership with the country's leading department stores. Although the department store segment has struggled, we have continued to increase our penetration to 3.4% of their total business in 2002, compared to 2.6% in 1995. We believe there is a potential to reach 4.0% as we grow at a faster rate than department stores. Our fine jewelry area is an important profit contributor to our host stores and we believe it will continue to be a priority to them in the months and years ahead.

We will concentrate not only on the management of our existing business, but also on identifying underdeveloped store groups and new opportunities for our Company. We will review all new business opportunities in seeking additional sales and profit potential.

While current economic conditions are uncertain, broader demographic trends should favor the jewelry business. The aging baby boomers with increased discretionary income, plus growing numbers of women in the workplace, should support growth in our sector over the next decade. To ensure future success for the Company, our management team is dedicated to:

- Increasing comparable store sales
- Developing businesses beyond our traditional marketplace
- Adding doors within existing store groups
- Expanding our most productive departments
- Building on our focused and productive merchandising and marketing strategies
- Continuing to invest in technology
- Increasing our operating leverage and lowering our selling, general and administrative expenses
- Raising selling standards and providing superior customer service
- Strengthening our organization



FINLAY ENTERPRISES, INC.

# Letter to Our Shareholders

We support the changes in corporate governance mandated by the Sarbanes-Oxley legislation and the Securities and Exchange Commission. We have responded to these new requirements by further increasing the independence of our Board of Directors and strengthening our Audit Committee as well as our Nominating & Corporate Governance Committee. To reinforce proper disclosure in all our financial reports, we have established the Financial Statement Review Committee, consisting of senior members of management. We are dedicated to ensuring that Finlay exemplifies best practice in the area of corporate governance.

I would like to thank three of Finlay's Directors who have left our Board after ten years of valuable service, Tom Lee, Renny Smith and Jim Kaplan. We will miss their insight and vision.

It gives me great pleasure to welcome Richard E. Kroon and Thomas M. Murnane to the Company's Board of Directors. Mr. Kroon was the Chairman of the Sprout Group, Donaldson, Lufkin & Jenrette's ("DLJ") venture capital affiliate from 2000 to 2001, and Managing Partner from 1981 to 2000, and had a distinguished career with DLJ for thirty-two years. Mr. Murnane was the Global Director of Marketing and Brand Management for PricewaterhouseCoopers ("PwC") Consulting and served on PwC Consulting's Executive Committee. Rick and Tom increase the number of our independent directors to seven, while bringing their valuable knowledge and experience to our Board.

Our ongoing share repurchase program reflects the confidence we have in our Company and we believe our shares continue to represent an attractive investment. Approximately two and a half years ago, our Board of Directors authorized the purchase of up to $20 million of our Company's stock. To date we have repurchased 1.5 million shares for $16 million. Going forward, we will balance current returns to shareholders with investment opportunities as well as potential debt reduction.

Finlay's continued progress is testimony to our strong relationships with the country's finest department stores, our partnerships with the industry's premier vendors, and most importantly, our associates, without whose innovation, dedication and motivation our achievements would not be possible.

We want to thank you, our shareholders, for your continued support and confidence. Our management team remains committed to achieving outstanding results and maximizing shareholder value.



Arthur E. Reiner

*Chairman, President and Chief Executive Officer*



FINLAY ENTERPRISES, INC.

# Financial Section



FINLAY ENTERPRISES, INC.

# Selected Consolidated Financial Data

The selected consolidated financial information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

| | Fiscal Year Ended(1) | | | | |
|---|---|---|---|---|---|
| *(Dollars in thousands, except per share data)* | **Feb. 1, 2003** | Feb. 2, 2002 | Feb. 3, 2001 | Jan. 29, 2000 | Jan. 30, 1999 |
| **Statement of Operations Data:** | | | | | |
| Sales | **$930,709** | $952,789 | $1,000,120 | $912,978 | $863,428 |
| Cost of sales | **450,532** | 479,255 | 496,291 | 449,912 | 421,450 |
| Cost of sales—Sonab inventory write-down(2) | **—** | — | — | 7,839 | — |
| Gross margin(3) | **480,177** | 473,534 | 503,829 | 455,227 | 441,978 |
| Selling, general and administrative expenses | **399,339** | 394,238 | 409,994 | 379,083 | 364,652 |
| (Credit) charges associated with the sale and closure of Sonab(2) | **(1,432)** | — | — | 20,792 | — |
| Depreciation and amortization | **17,566** | 20,089 | 17,549 | 16,895 | 15,672 |
| Income from operations | **64,704** | 59,207 | 76,286 | 38,457 | 61,654 |
| Interest expense, net(4) | **24,876** | 26,937 | 30,057 | 29,505 | 33,154 |
| Income before income taxes, cumulative effect of accounting change and extraordinary charges | **39,828** | 32,270 | 46,229 | 8,952 | 28,500 |
| Provision for income taxes | **15,580** | 13,735 | 19,708 | 4,889 | 11,986 |
| Income before cumulative effect of accounting change and extraordinary charges | **24,248** | 18,535 | 26,521 | 4,063 | 16,514 |
| Cumulative effect of accounting change, net(5) | **17,209** | — | — | — | — |
| Extraordinary charges from early extinguishment of debt, net(6) | **—** | — | — | — | 7,415 |
| Net income | **$ 7,039** | $ 18,535 | $ 26,521 | $ 4,063 | $ 9,099 |
| Net income per share applicable to common shares: | | | | | |
| Basic net income per share: | | | | | |
| Before cumulative effect of accounting change and extraordinary charges | **$ 2.58** | $ 1.82 | $ 2.54 | $ 0.39 | $ 1.61 |
| Cumulative effect of accounting change | **$ (1.83)** | $ — | $ — | $ — | $ — |
| Extraordinary charges from early extinguishment of debt | **$ —** | $ — | $ — | $ — | $ (0.72) |
| Net income | **$ 0.75** | $ 1.82 | $ 2.54 | $ 0.39 | $ 0.89 |
| Diluted net income per share: | | | | | |
| Before cumulative effect of accounting change and extraordinary charges | **$ 2.51** | $ 1.80 | $ 2.52 | $ 0.39 | $ 1.59 |
| Cumulative effect of accounting change | **$ (1.78)** | $ — | $ — | $ — | $ — |
| Extraordinary charges from early extinguishment of debt | **$ —** | $ — | $ — | $ — | $ (0.72) |
| Net income | **$ 0.73** | $ 1.80 | $ 2.52 | $ 0.39 | $ 0.88 |
| Weighted average number of shares and share equivalents outstanding (000's): | | | | | |
| Basic | **9,416** | 10,180 | 10,421 | 10,413 | 10,229 |
| Diluted | **9,683** | 10,301 | 10,508 | 10,504 | 10,366 |



| (Dollars in thousands, except per share data) | Fiscal Year Ended(1) Feb. 1, 2003 | Feb. 2, 2002 | Feb. 3, 2001 | Jan. 29, 2000 | Jan. 30, 1999 |
|---|---|---|---|---|---|
| Pro Forma Domestic Statement of Operations Data(7): | | | | | |
| Sales | **$930,709** | $952,789 | $1,000,120 | $886,223 | $822,035 |
| EBITDA(8) | **$ 80,838** | $ 79,296 | $ 93,835 | $ 87,159 | $ 77,123 |
| Net income | **$ 23,396** | $ 18,535 | $ 26,521 | $ 24,616 | $ 18,850 |
| Net income per share applicable to common shares: | | | | | |
| Basic net income per share | **$ 2.49** | $ 1.82 | $ 2.54 | $ 2.36 | $ 1.84 |
| Diluted net income per share | **$ 2.42** | $ 1.80 | $ 2.52 | $ 2.34 | $ 1.82 |
| Operating and Financial Data: | | | | | |
| Number of Departments (end of year)(9): | | | | | |
| Consolidated | **1,011** | 1,006 | 1,053 | 987 | 1,109 |
| Domestic | **1,011** | 1,006 | 1,053 | 987 | 959 |
| Percentage increase (decrease) in sales(10) | **(2.3)%** | (4.7)% | 9.5% | 5.7% | 12.2% |
| Percentage increase (decrease) in comparable Department sales(9)(11): | | | | | |
| Consolidated | **0.1%** | (3.0)% | 2.1% | 6.8% | 3.9% |
| Domestic | **0.1%** | (3.0)% | 2.1% | 8.1% | 5.4% |
| Average domestic sales per Department(12) | **$ 923** | $ 925 | $ 981 | $ 911 | $ 857 |
| EBITDA(8) | **82,270** | 79,296 | 93,835 | 55,352 | 77,326 |
| Capital expenditures | **12,489** | 13,850 | 18,118 | 14,972 | 14,874 |
| Cash flows provided from (used in): | | | | | |
| Operating activities | **$ 45,309** | $ 39,209 | $ 27,860 | $ 38,804 | $ 23,121 |
| Investing activities | **(15,750)** | (17,432) | (30,403) | (21,054) | (23,134) |
| Financing activities | **(9,597)** | (4,070) | (981) | 137 | 3,692 |
| Balance Sheet Data—End of Period: | | | | | |
| Working capital | **$208,990** | $202,536 | $ 180,274 | $157,587 | $147,337 |
| Total assets | **580,485** | 584,853 | 604,143 | 557,042 | 543,992 |
| Short-term debt, including current portion of long-term debt | **—** | — | — | — | — |
| Long-term debt | **225,000** | 225,000 | 225,000 | 225,000 | 225,000 |
| Total stockholders' equity | **149,036** | 149,207 | 134,340 | 108,800 | 99,811 |

(1) Each of the fiscal years for which information is presented includes 52 weeks except 2000, which includes 53 weeks.

(2) Included in 1999 are charges associated with the sale and closure of Sonab totaling $28.6 million. Included in cost of sales is $7.8 million for the write-down of inventory with the balance of $20.8 million recorded as an operating expense. Included in 2002 is a $1.4 million credit which represents a revision of the Company's estimate of closure expenses to reflect its remaining liability associated with the closure of Sonab. Refer to Note 13 of Notes to Consolidated Financial Statements.

(3) Finlay utilizes the LIFO method of accounting for inventories. If Finlay had valued inventories using the first-in, first-out inventory valuation method, the gross margin would have increased (decreased) as follows: $2.3 million, $3.8 million, $1.8 million, $(1.1) million and $(1.0) million for 2002, 2001, 2000, 1999 and 1998, respectively.

(4) As a result of certain call requirements associated with the previously outstanding debentures and notes, Finlay had outstanding both the new debt and the old debt for a period of twenty-five days in 1998. The net effect of the above, offset by reduced interest expense on the borrowings under the Revolving Credit Agreement and interest income on excess cash balances, was $0.7 million.

(5) In accordance with the provisions of the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"), the Company recorded a cumulative effect of accounting change as of February 3, 2002, the date of adoption, that decreased net income for 2002 by $17.2 million, net of tax, or $1.78 per share, on a diluted basis. The application of EITF 02-16 changes the Company's accounting treatment for the recognition of vendor allowances. In 2002, $20.0 million of vendor allowances has been reflected as a reduction to cost of sales. In prior years, these allowances were recorded as a reduction to gross advertising expenses and thus decreased selling, general and administrative expenses ("SG&A"). Refer to Note 2 of Notes to Consolidated Financial Statements.

(6) The extraordinary charges of $12.2 million include $7.1 million for redemption premiums on the previously outstanding debentures and notes and $3.9 million to write off deferred financing costs and debt discount associated with the previously outstanding debentures and notes. The income tax benefit on the extraordinary charges totaled $4.8 million.

(7) The pro forma financial information reflects the Company's domestic operations only and excludes the operations of Sonab, as well as the impact of the sale and closure of Sonab. The pro forma financial information for 2002 excludes the Company's adoption of EITF 02-16, described in Note 5 above. Additionally, the





# Selected Consolidated Financial Data *(continued)*

pro forma financial information for 1998 excludes (i) the extraordinary charge of $12.2 million, on a pre-tax basis, described in Note 6 above, and (ii) the interest associated with refinancing, described in Note 4 above. The pro forma financial information was calculated as follows:

| *(Dollars in thousands, except per share data)* | Fiscal Year Ended(1) Feb. 1, 2003 | Feb. 2, 2002 | Feb. 3, 2001 | Jan. 29, 2000 | Jan. 30, 1999 |
|---|---|---|---|---|---|
| **Sales:** | | | | | |
| Reported sales | **$930,709** | $952,789 | $1,000,120 | $912,978 | $863,428 |
| Less: Sonab sales | **—** | — | — | (26,755) | (41,393) |
| Pro forma sales | **$930,709** | $952,789 | $1,000,120 | $886,223 | $822,035 |
| **EBITDA:** | | | | | |
| Income from operations | **$ 64,704** | $ 59,207 | $ 76,286 | $ 38,457 | $ 61,654 |
| Add: Depreciation and amortization | **17,566** | 20,089 | 17,549 | 16,895 | 15,672 |
| Consolidated EBITDA | **82,270** | 79,296 | 93,835 | 55,352 | 77,326 |
| Add: Sonab operating loss | **—** | — | — | 3,808 | 441 |
| Less: Sonab depreciation and amortization | **—** | — | — | (632) | (644) |
| Domestic EBITDA | **82,270** | 79,296 | 93,835 | 58,528 | 77,123 |
| Add: (Credit) charges associated with sale and closure of Sonab | **(1,432)** | — | — | 28,631 | — |
| Pro forma EBITDA | **$ 80,838** | $ 79,296 | $ 93,835 | $ 87,159 | $ 77,123 |
| **Net income:** | | | | | |
| Reported net income | **$ 7,039** | $ 18,535 | $ 26,521 | $ 4,063 | $ 9,099 |
| Add: Sonab net loss | **—** | — | — | 3,517 | 1,936 |
| Add: (Credit) charges associated with sale and closure of Sonab, net | **(852)** | — | — | 17,036 | — |
| Add: Interest expense, net(4) | **—** | — | — | — | 400 |
| Add: Cumulative effect of accounting change, net | **17,209** | — | — | — | — |
| Add: Extraordinary charges from early extinguishment of debt, net | **—** | — | — | — | 7,415 |
| Pro forma net income | **$ 23,396** | $ 18,535 | $ 26,521 | $ 24,616 | $ 18,850 |
| **Basic net income per share:** | | | | | |
| Reported net income per share | **$ 0.75** | $ 1.82 | $ 2.54 | $ 0.39 | $ 0.89 |
| Add: Sonab net loss | **—** | — | — | 0.34 | 0.19 |
| Add: (Credit) charges associated with the sale and closure of Sonab, net | **(0.09)** | — | — | 1.63 | — |
| Add: Interest expense, net(4) | **—** | — | — | — | 0.04 |
| Add: Cumulative effect of accounting change, net | **1.83** | — | — | — | — |
| Add: Extraordinary charges from early extinguishment of debt, net | **—** | — | — | — | 0.72 |
| Pro forma net income per share | **$ 2.49** | $ 1.82 | $ 2.54 | $ 2.36 | $ 1.84 |
| **Diluted net income per share:** | | | | | |
| Reported net income per share | **$ 0.73** | $ 1.80 | $ 2.52 | $ 0.39 | $ 0.88 |
| Add: Sonab net loss | **—** | — | — | 0.33 | 0.19 |
| Add: (Credit) charges associated with the sale and closure of Sonab, net | **(0.09)** | — | — | 1.62 | — |
| Add: Interest expense, net(4) | **—** | — | — | — | 0.04 |
| Add: Cumulative effect of accounting change, net | **1.78** | — | — | — | — |
| Add: Extraordinary charges from early extinguishment of debt, net | **—** | — | — | — | 0.71 |
| Pro forma net income per share | **$ 2.42** | $ 1.80 | $ 2.52 | $ 2.34 | $ 1.82 |

The Company believes that the pro forma domestic statement of operations data presents, on a comparable basis, the Company's domestic results of operations and provides additional information for analyzing the Company's operating performance. This presentation should not be construed as a substitute for income from operations, net income or cash flow from operating activities (all as determined in accordance with generally accepted accounting principles ("GAAP")) for the purpose of analyzing Finlay's operating performance, financial position and cash flows as this presentation is not defined by GAAP. Finlay has presented this information, because it is commonly used by certain investors to compare companies on the basis of consistent performance.

(8) EBITDA, a non-GAAP financial measure, represents income from operations before depreciation and amortization expenses and is calculated as follows:

| *(Dollars in thousands)* | Fiscal Year Ended Feb. 1, 2003 | Feb. 2, 2002 | Feb. 3, 2001 | Jan. 29, 2000 | Jan. 30, 1999 |
|---|---|---|---|---|---|
| Income from operations | **$ 64,704** | $ 59,207 | $ 76,286 | $ 38,457 | $ 61,654 |
| Add: Depreciation and amortization | **17,566** | 20,089 | 17,549 | 16,895 | 15,672 |
| EBITDA | **$ 82,270** | $ 79,296 | $ 93,835 | $ 55,352 | $ 77,326 |

For 1999 and 2002, consolidated EBITDA includes the charges totaling $28.6 million and the credit totaling $1.4 million, respectively, associated with the sale and closure of Sonab. The Company believes EBITDA provides additional information for determining its ability to meet future debt service requirements. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities (all as determined in accordance with GAAP) for the purpose of analyzing Finlay's operating performance, financial position and cash flows as EBITDA is not defined by generally accepted accounting principles. Finlay has presented EBITDA, however, because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and/or incur debt. Finlay's computation of EBITDA may not be comparable to similar titled measures of other companies.

(9) Includes Departments and stand-alone locations.

(10) Excluding sales for the 53rd week of 2000, the percentage increase in sales for 2000 was 8.8% and the percentage decrease in sales for 2001 was 4.1%.

(11) Comparable Department sales are calculated by comparing the sales from Departments open for the same months in the comparable periods.

(12) Average domestic sales per Department is determined by dividing domestic sales by the average of the number of domestic Departments open at the beginning and at the end of each period.





# Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with "Selected Consolidated Financial Information" and the Consolidated Financial Statements of Finlay Enterprises, Inc. (the "Company") and Notes thereto included elsewhere in this Annual Report.

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute "forward-looking statements" under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "Special Note Regarding Forward-Looking Statements".

## GENERAL

The Company is a holding company and conducts business through Finlay Fine Jewelry Corporation ("Finlay Jewelry"), its wholly owned subsidiary. References to "Finlay" mean, collectively, the Company and Finlay Jewelry. All references herein to leased Departments refer to fine jewelry Departments operated pursuant to license agreements or other arrangements with host department stores.

On January 22, 2003, Finlay Jewelry's revolving credit agreement with General Electric Capital Corporation ("G.E. Capital") and certain other lenders was amended and restated (the "Revolving Credit Agreement"). The Revolving Credit Agreement, which matures in January 2008, provides Finlay Jewelry with a senior secured revolving line of credit up to $225.0 million (the "Revolving Credit Facility").

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These generally accepted accounting principles require management to make estimates and assumptions that affect certain financial statement accounts reported and disclosed at the date of the financial statements. Actual results may differ from those estimates.

Certain of the Company's significant accounting policies are described in Note 2 of Notes to the Consolidated Financial Statements. The Company believes that the following discussion addresses the critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective or complex judgments. The Company is not aware of any likely events or circumstances which would result in different amounts being reported that would materially affect its financial condition or results of operations.

*Merchandise inventories.* The Company values its inventories at the lower of cost or market. The cost is determined by the last-in, first-out method utilizing selected producer price indices published for jewelry and watches by the Bureau of Labor Statistics. Factors related to inventories such as future consumer demand and the economy's impact on consumer discretionary spending, inventory aging, ability to return merchandise to vendors, merchandise condition and anticipated markdowns are analyzed to determine estimated net realizable values. An adjustment is recorded to reduce the LIFO cost of inventories, if required. Any significant unanticipated changes in the factors above could have a significant impact on the value of the inventories and the Company's reported operating results.

*Derivative instruments.* The Company is exposed to market risk related to changes in the price of gold and at times enters into futures contracts, such as forwards, to hedge against the risk of gold price fluctuations. In 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires that all derivative instruments be recorded on the balance sheet as either an asset or a liability measured at its fair value. Accounting for derivative instruments under this pronouncement did not have a material impact on the Company's financial condition, results of operations and cash flows for 2002 and 2001.

*Vendor allowances.* The Company receives allowances from its vendors through a variety of programs and arrangements, including cooperative advertising. The allowances are generally intended to offset the Company's costs of promoting, advertising and selling the vendors' products in its Departments. Vendor allowances are recognized as a reduction of cost of sales or SG&A when the purpose for which the vendor funds were intended to be used has been fulfilled. Accordingly, a reduction or increase in vendor allowances has an inverse impact on cost of sales and/or SG&A.

In March 2003, the EITF finalized Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor". EITF 02-16 addresses the accounting treatment for vendor allowances and provides that cash consideration received from a vendor should be presumed to be a reduction of the prices of the vendors' product and should therefore be shown as a reduction in the purchase price of the merchandise. Further, these allowances should be recognized as a reduction in cost of sales when the related product is sold. To the extent that the cash consideration represents a reimbursement of a specific, incremental and identifiable cost, then those vendor allowances should be used to offset such costs.

In accordance with EITF 02-16, the Company recorded a cumulative effect of accounting change as of February 3, 2002, the date of adoption, that decreased net income for 2002 by $17.2 million, net of tax, or $1.78 per share, on a diluted basis. As of February 3, 2002, deferred vendor allowances totaled (i) $17,129,000 for owned merchandise, and (ii) $12,306,000 for merchandise received on consignment. As of February 1, 2003, the Company's fiscal year end, deferred vendor allowances totaled (i) $18,452,000 for owned merchandise, which is included as an offset to merchandise inventories on the 2002 Consolidated Balance Sheet, and (ii) $10,493,000 for merchandise received on consignment, which is included as deferred income on the 2002 Consolidated Balance Sheet. In 2002, this change resulted in the





reclassification of vendor allowances of $20.0 million, which had previously been accounted for as a reduction to SG&A, to now reduce cost of sales and consequently, increase gross margin. The Company's 2002 unaudited quarterly financial data has been revised to reflect this change in accounting method. See Note 10 of Notes to Consolidated Financial Statements of the Company. The adoption of EITF 02-16 is not expected to have a material impact on the financial position or results of operations of the Company in 2003.

During 2001 and 2000, the Company recorded its vendor allowances as an offset to gross advertising expenses, which is included in SG&A on the Consolidated Statements of Operations. For 2001 and 2000, the unaudited pro forma impact of the adoption of EITF 02-16, as if it had occurred prior to 2000, was to decrease cost of sales and increase SG&A by $20,374,000 and $23,665,000, respectively. For both years, net income and net income per share would not have been materially different.

*Revenue recognition.* The Company recognizes revenue upon the sale of merchandise, either owned or consigned, to its customers, net of anticipated returns. The provision for sales returns is based on the Company's historical return rate.

*Covenant requirements.* The Company's agreements covering the Revolving Credit Agreement, the $75.0 million aggregate principal amount of 9% Senior Debentures due May 1, 2008 (the "Senior Debentures") and the $150.0 million aggregate principal amount of 8⅜% Senior Notes due May 1, 2008 (the "Senior Notes") each require that Finlay comply with certain restrictive and financial covenants. In addition, Finlay Jewelry is party to an amended and restated gold consignment agreement (the "Gold Consignment Agreement"), which also contains certain covenants. As of and for the year ended February 1, 2003, the Company was in compliance with all of its covenants. Management expects to be in compliance with all of its covenants through 2003. Because compliance is based, in part, on management estimates and actual results can differ from those estimates, there can be no assurance that the Company will be in compliance with the covenants in the future or that the lenders will waive or amend any of the covenants should the Company be in violation of any such covenants. The Company believes the assumptions used are appropriate.

The Revolving Credit Agreement contains customary covenants, including limitations on, or relating to capital expenditures, liens, indebtedness, investments, mergers, acquisitions, affiliate transactions, management compensation and the payment of dividends and other restricted payments. The Revolving Credit Agreement also contains various financial covenants, including minimum earnings and fixed charge coverage ratio requirements and certain maximum debt limitations.

The indenture relating to the Senior Debentures (the "Senior Debenture Indenture") and the indenture relating to the Senior Notes (the "Senior Note Indenture", and collectively with the Senior Debenture Indenture, the "Senior Indentures") each contain restrictions relating to, among other things, the payment of dividends, the making of certain investments or other restricted payments, the incurrence of additional indebtedness, the creation of certain liens, entering into transactions with affiliates, the disposition of certain assets and engaging in mergers and consolidations.

The Gold Consignment Agreement requires Finlay Jewelry to comply with certain covenants, including restrictions on the incurrence of certain indebtedness, the creation of liens, engaging in transactions with affiliates and limitations on the payment of dividends. In addition, the Gold Consignment Agreement also contains various financial covenants, including minimum earnings and fixed charge coverage ratio requirements and certain maximum debt limitations.

### EFFECT OF NEW ACCOUNTING STANDARDS

On February 3, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives are no longer to be amortized but tested for impairment on an annual basis. The Company has determined that there was no impairment of goodwill as of February 3, 2002 since the carrying value of the Company's reporting unit did not exceed its fair value. In making this assessment, management relied on a number of factors including 2002's operating results, business plans, economic projections, anticipated future cash flows and marketplace data. A change in these underlying assumptions may cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying value. In such event, Finlay would then be required to record a charge, which would impact earnings. Finlay will continue to review the carrying value of goodwill for impairment on an annual basis or more frequently if circumstances indicate impairment may have occurred. The Company's goodwill amortization in 2001 and 2000 totaled $3.7 million in each year.

In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement extends the reporting requirements to include reporting separately as discontinued operations components of an entity that have either been disposed of or classified as held-for-sale. The Company adopted the provisions of SFAS No. 144 in 2002 and the adoption did not have a material impact on the Company's financial position or results of operations.

### ACCOUNTING STANDARDS NOT YET ADOPTED

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections", which amends certain existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Additionally, the statement provides that gains and losses from debt extinguishment are not automatically shown as an extraordinary item on a company's statement of operations. The provisions of SFAS No. 145 are effective for fiscal



years beginning after May 15, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the financial position or results of operations of the Company.

## RESULTS OF OPERATIONS

The following table sets forth operating results as a percentage of sales for the periods indicated:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | **Feb. 1, 2003** | Feb. 2, 2002 | Feb. 3, 2001 |
| Statement of Operations Data: | | | |
| Sales | **100.0%** | 100.0% | 100.0% |
| Cost of sales | **48.4** | 50.3 | 49.6 |
| Gross margin | **51.6** | 49.7 | 50.4 |
| Selling, general and administrative expenses | **42.9** | 41.4 | 41.0 |
| Credit associated with the sale and closure of Sonab | **(0.2)** | — | — |
| Depreciation and amortization | **1.9** | 2.1 | 1.8 |
| Income from operations | **7.0** | 6.2 | 7.6 |
| Interest expense, net | **2.7** | 2.8 | 3.0 |
| Income before income taxes and cumulative effect of accounting change | **4.3** | 3.4 | 4.6 |
| Provision for income taxes | **1.7** | 1.4 | 2.0 |
| Income before cumulative effect of accounting change | **2.6** | 2.0 | 2.6 |
| Cumulative effect of accounting change, net(1) | **1.8** | — | — |
| Net income | **0.8%** | 2.0% | 2.6% |

(1) See Note 5 to "Selected Consolidated Financial Data".

## 2002 COMPARED WITH 2001

*Sales.* Sales decreased $22.1 million, or 2.3%, in 2002 compared to 2001. Comparable Department sales increased 0.1% in 2002, which management attributes to a continued challenging retail environment. Comparable Department sales includes sales from Departments open for the same month during comparable periods. Total sales were negatively impacted by approximately $31.0 million, or 3.3%, as a result of the 2001 closing of three host store groups, offset by the net effect of new Department openings and closings.

Finlay's merchandising and marketing strategy includes the following initiatives: (i) emphasizing its "Key Item" and "Best Value" merchandising programs, which provide a targeted assortment of items at competitive prices; (ii) increasing focus on holiday and event-driven promotions as well as host store marketing programs; and (iii) positioning the Company's Departments as a "destination location" for fine jewelry.

During 2002, Finlay opened 21 Departments within existing store groups, which included 11 Departments in May. During this period, Finlay closed 16 Departments including five in May and three in Federated.

*Gross margin.* Gross margin increased by $6.6 million in 2002 compared to 2001 and, as a percentage of sales, gross margin increased by 1.9%, primarily due to the Company's adoption of EITF 02-16. The application of EITF 02-16 changes the Company's accounting treatment for the recognition of vendor allowances. In 2002, $20.0 million of vendor allowances has been reflected as a reduction to cost of sales based on the sale of the related product. In prior years, these allowances were recorded as a reduction to gross advertising expenses and thus decreased SG&A.

Excluding the adoption of EITF 02-16, gross margin decreased by $14.0 million in 2002 compared to 2001 and, as a percentage of sales, gross margin decreased by 0.3%, primarily due to (i) management's continued efforts to increase market penetration and market share through its pricing strategy and (ii) the impact of higher gold prices. Offsetting these factors were favorable physical inventory shortage results and a lower LIFO charge of $2.3 million in 2002 versus $3.8 million in 2001.

*Selling, general and administrative expenses.* SG&A totaled $399.3 million, an increase of $5.1 million, or 1.3%, in 2002 compared to 2001, primarily due to the Company's adoption of EITF 02-16 which, as discussed above, resulted in a $20.0 million increase to SG&A. SG&A as a percentage of sales increased to 42.9% in 2002 from 41.4% in 2001.

Excluding the adoption of EITF 02-16, SG&A decreased by $14.9 million, or 3.8%, in 2002 compared to 2001 primarily due to payroll expense and lease fees associated with the decrease in the Company's sales and reduced gross advertising expenses. Additionally, the Company recorded a $1.8 million reduction in employee medical benefits expense associated with favorable claims experience subsequent to a change in medical insurance carriers. SG&A as a percentage of sales, excluding the adoption of EITF 02-16, decreased to 40.8% in 2002 from 41.4% in 2001.

*Credit associated with the sale and closure of Sonab.* In 2002, the Company revised its 1999 estimate of closure expenses to reflect its remaining liability associated with the closure of Sonab and, as a result, recorded a credit of $1.4 million.

*Depreciation and amortization.* Depreciation and amortization decreased by $2.5 million in 2002 compared to 2001, reflecting the discontinuance of goodwill amortization of $3.7 million and the effect of certain assets becoming fully depreciated, offset by additional depreciation and amortization as a result of capital expenditures and capitalized software costs for the most recent 12 months.

*Interest expense, net.* Interest expense decreased by $2.1 million reflecting a lower weighted average interest rate (7.6% for 2002 compared to 7.8% for 2001) and a decrease in average borrowings ($286.2 million for 2002 compared to $305.8 million for 2001).

*Provision for income taxes.* The effective tax rate, before the cumulative effect of accounting change, decreased to 39.1% in 2002 from 42.6% in 2001, primarily as a result of the cessation in 2002 of the amortization of non-deductible goodwill.





# Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

*Cumulative effect of accounting change, net of taxes.* The Company elected to adopt EITF 02-16 retroactive to the beginning of 2002 and recorded a cumulative effect after-tax reduction to earnings of $17.2 million. The charge relates to the deferral of a portion of the Company's previously collected vendor allowances relating to both owned merchandise and merchandise received on consignment.

*Net income.* Net income of $7.0 million for 2002 represents a decrease of $11.5 million as compared to net income of $18.5 million in 2001 as a result of the factors discussed above.

## 2001 COMPARED WITH 2000

*Sales.* Sales decreased $47.3 million, or 4.7%, in 2001 compared to 2000. Excluding sales for the 53rd week of 2000, sales decreased 4.1%. Comparable Department sales decreased 3.0%. Management attributes this decrease in comparable Department sales primarily to a challenging retail environment and the extraordinary events of September 11, 2001 and its impact on the economy, which resulted in reduced consumer discretionary spending. Total sales were negatively impacted by $17.3 million as a result of the 2001 closing of two host store groups, offset by the benefit of a full year of sales from the former J.B. Rudolph departments and the net effect of new Department openings and closings.

During 2001, Finlay opened 33 Departments within existing store groups, which included 22 Departments in May. During this period Finlay closed 80 Departments which were comprised of the following:

| Store Group | Number of Departments | Reason |
|---|---|---|
| Stern's | 23 | Store group was closed by Federated. |
| Proffitt's | 16 | Closed smaller Departments and, at the end of 2001, host store consolidated under one lessee. |
| Liberty House | 12 | Federated's acquisition of Liberty House. |
| Dillard's | 7 | Closed smaller Departments. |
| Other | 22 | Department closings within existing store groups. |
| | 80 | |

*Gross margin.* Gross margin decreased by $30.3 million in 2001 compared to 2000 and, as a percentage of sales, gross margin decreased by 0.7%, primarily due to (i) management's continued efforts to increase market penetration and market share through its pricing strategy, (ii) a charge of $3.8 million in the LIFO provision compared to the prior year's provision of $1.8 million and (iii) a charge of $1.5 million for the markdown of aged inventory.

*Selling, general and administrative expenses.* SG&A totaled $394.2 million, a decrease of $15.8 million, or 3.8%, in 2001 compared to 2000 due primarily to payroll expense and lease fees associated with the decrease in the Company's sales. SG&A as a percentage of sales increased to 41.4% in 2001 from 41.0% in 2000 as a result of the negative impact of payroll and other expenses as a percentage of sales due to the lower sales volume.

*Depreciation and amortization.* Depreciation and amortization increased by $2.5 million in 2001 compared to 2000, reflecting $13.9 million in capital expenditures and an increase in capitalized software costs for the most recent 12 months. Additionally, during 2001, the Company began amortizing the capitalized software for its new merchandising and point-of-sale systems. These costs were offset by the effect of certain assets becoming fully depreciated.

*Interest expense, net.* Interest expense decreased by $3.1 million reflecting a lower weighted average interest rate (7.8% for 2001 compared to 8.6% for 2000) and a decrease in average borrowings ($305.8 million for 2001 compared to $321.6 million for 2000).

*Provision for income taxes.* The effective income tax rate for 2001 and 2000 was 42.6%.

*Net income.* Net income of $18.5 million for 2001 represents a decrease of $8.0 million as compared to net income of $26.5 million in 2000 as a result of the factors discussed above.

## LIQUIDITY AND CAPITAL RESOURCES

Finlay's primary capital requirements are for funding working capital for new Departments and for working capital growth of existing Departments and, to a lesser extent, capital expenditures for opening new Departments, renovating existing Departments and information technology investments. For 2002 and 2001, capital expenditures totaled $12.5 million and $13.9 million, respectively. Total capital expenditures for 2003 are estimated to be approximately $12.0 to $13.0 million. Although capital expenditures are limited by the terms of the Revolving Credit Agreement, to date this limitation has not precluded the Company from satisfying its capital expenditure requirements.

Finlay's operations substantially preclude customer receivables as Finlay's lease agreements require host stores to remit sales proceeds for each month (without regard to whether such sales were cash, store credit or national credit card) to Finlay approximately three weeks after the end of such month. However, Finlay cannot ensure the collection of sales proceeds from its host stores. Additionally, on average, approximately 50% of Finlay's merchandise has been carried on consignment. The Company's working



capital balance was $209.0 million at February 1, 2003, an increase of $6.5 million from February 2, 2002. The increase resulted primarily from the impact of 2002's net income (exclusive of depreciation and amortization) partially offset by the adoption of EITF 02-16, capital expenditures, additions to deferred charges and the purchase of treasury stock.

The seasonality of Finlay's business causes working capital requirements, and therefore borrowings under the Revolving Credit Agreement, to reach their highest level in the months of October, November and December in anticipation of the year-end holiday season. Accordingly, Finlay experiences seasonal cash needs as inventory levels peak. Additionally, substantially all of Finlay's lease agreements provide for accelerated payments during the months of November and December, which require the host store groups to remit to Finlay 75% of the estimated months' sales prior to or shortly following the end of each such month. These proceeds result in a significant increase in the Company's cash, which is used to reduce the Company's borrowings under the Revolving Credit Agreement. During 2002, by closely monitoring sales and the continued challenging retail environment, the Company reduced its inventory levels as compared to 2001. During 2002, the reduced inventory levels favorably impacted the Company's outstanding borrowings under the Revolving Credit Agreement.

In January 2003, Finlay entered into the Revolving Credit Agreement, which expires in January 2008. The Revolving Credit Agreement provides Finlay Jewelry with a line of credit of up to $225.0 million to finance working capital needs. Amounts outstanding under the Revolving Credit Agreement bear interest at a rate equal to, at Finlay's option, (i) the prime rate plus a margin ranging from zero to 1.0% or (ii) adjusted Eurodollar rate plus a margin ranging from 1.0% to 2.0%, in each case depending on the financial performance of the Company.

In each year, Finlay is required to reduce the outstanding revolving credit balance and letter of credit balance under the Revolving Credit Agreement to $50.0 million or less and $20.0 million or less, respectively, for a 30 consecutive day period (the "Balance Reduction Requirement"). Borrowings under the Revolving Credit Agreement at February 1, 2003 and February 2, 2002 were zero. The average amounts outstanding under the Revolving Credit Agreement for 2002 and 2001 were $61.2 million and $80.8 million, respectively. The maximum amount outstanding for 2002 was $111.4 million, at which point the unused excess availability was $106.4 million. At February 1, 2003, the Company was in compliance with all of its covenants under the Revolving Credit Agreement.

Finlay's long-term needs for external financing will depend on its rate of growth, the level of internally generated funds and the ability to continue obtaining substantial amounts of merchandise on advantageous terms, including consignment arrangements with its vendors. At both February 1, 2003 and February 2, 2002, $359.7 million of consignment merchandise from approximately 300 vendors was on hand. For 2002, Finlay had an average balance of consignment merchandise of $360.5 million as compared to an average balance of $377.4 million in 2001.

A significant amount of Finlay's operating cash flow has been used or will be required to pay interest, directly or indirectly, with respect to the Senior Debentures, the Senior Notes and amounts due under the Revolving Credit Agreement, including the payments required pursuant to the Balance Reduction Requirement. As of February 1, 2003, Finlay's outstanding borrowings were $225.0 million, which included a $75.0 million balance under the Senior Debentures and a $150.0 million balance under the Senior Notes. At February 1, 2003, the Company was in compliance with all of its covenants under the Senior Indentures.

The Company may, at the discretion of management, purchase Senior Debentures and/or Senior Notes from time to time in the open market. Additionally, beginning on May 1, 2003, the Senior Debentures and Senior Notes will be redeemable, in whole or in part, at the option of Finlay, at specified redemption prices plus accrued and unpaid interest, if any, to the date of the redemption. The extent and timing of any bond repurchases will depend upon general business and market conditions, bond prices, availability under the Revolving Credit Facility, compliance with certain restrictive covenants and Finlay's cash position and requirements going forward.

Effective September 30, 2002, Finlay Jewelry amended the Gold Consignment Agreement to extend the term to July 31, 2005 and to permit Finlay to obtain up to the lesser of (i) 165,000 fine troy ounces or (ii) $50.0 million worth of gold, subject to a formula as prescribed by the Gold Consignment Agreement. At February 1, 2003, amounts outstanding under the Gold Consignment Agreement totaled 134,785 fine troy ounces, valued at approximately $49.5 million. The average amount outstanding under the Gold Consignment Agreement was $39.1 million in 2002. In the event this agreement is terminated, Finlay Jewelry will be required to return or repurchase the outstanding gold at the prevailing gold rate in effect on that date. For financial statement purposes, the consigned gold is not included in merchandise inventories on the Company's Consolidated Balance Sheets and, therefore, no related liability has been recorded. At February 1, 2003, Finlay Jewelry was in compliance with all of its covenants under the Gold Consignment Agreement.

The following tables summarize the Company's contractual and commercial obligations which may have an impact on future liquidity and the availability of capital resources, as of February 1, 2003 (dollars in thousands):

| | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less Than 1 Year | 1–3 Years | 4–5 Years | After 5 Years |
| Senior Notes (due 2008) | $150,000 | $ — | $ — | $ — | $150,000 |
| Senior Debentures (due 2008) | 75,000 | — | — | — | 75,000 |
| Operating leases[(1)] | 11,011 | 1,974 | 3,925 | 3,834 | 1,278 |
| Total | $236,011 | $ 1,974 | $3,925 | $3,834 | $226,278 |

(1) Represents future minimum payments under noncancellable operating leases.

| | Amount of Commitment Expiration Per Period | | | | |
|---|---|---|---|---|---|
| Other Commercial Commitments | Total | Less Than 1 Year | 1–3 Years | 4–5 Years | After 5 Years |
| Revolving Credit Agreement (due 2008)[(1)] | $ — | $ — | $ — | $ — | $ — |
| Gold Consignment Agreement (due 2005)[(2)] | 49,500 | 49,500 | — | — | — |
| Letters of credit | 7,250 | 7,000 | — | — | 250 |
| Total | $ 56,750 | $56,500 | $ — | $ — | $ 250 |

(1) There were no borrowings under the Revolving Credit Agreement at February 1, 2003. The average amount outstanding during 2002 was $61.2 million and the outstanding balance as of April 29, 2003 was $25.9 million.
(2) Represents amount outstanding at February 1, 2003.

Finlay believes that, based upon current operations, anticipated growth, and continued availability under the Revolving Credit Agreement, Finlay Jewelry will, for the foreseeable future, be able to meet its debt service and anticipated working capital obligations, and to make distributions to the Company sufficient to permit the Company to meet its debt service obligations and to pay certain other expenses as they come due. No assurances, however, can be given that Finlay Jewelry's current level of operating results will continue or improve or that Finlay Jewelry's income from operations will continue to be sufficient to permit Finlay Jewelry and the Company to meet their debt service and other obligations. Currently, Finlay Jewelry's principal financing arrangements restrict annual distributions from Finlay Jewelry to the Company to 0.25% of Finlay Jewelry's net sales for the preceding fiscal year and also allow distributions to the Company to enable it to make interest payments on the Senior Debentures. Other dividends and distributions, including those required to fund stock or bond repurchases, are subject to Finlay's satisfaction of certain restrictive covenants. The amounts required to satisfy the aggregate of Finlay Jewelry's interest expense totaled $16.8 million and $19.0 million for 2002 and 2001, respectively.

The Company has an employment agreement with one senior executive which provides for a minimum salary level as well as incentive compensation based on meeting specific financial goals. Such agreement has a remaining term of two years and has a remaining aggregate minimum value of $1,975,000 as of February 1, 2003.

In December 2000, the Company announced that its Board of Directors had approved a stock repurchase program to acquire up to $20 million of outstanding Common Stock. The Company may, at the discretion of management, purchase its Common Stock, from time to time through September 29, 2003 under the stock repurchase program. The extent and timing of repurchases will depend upon general business and market conditions, stock prices, availability under the Revolving Credit Facility, compliance with certain restrictive covenants and its cash position and requirements going forward. As of February 1, 2003, the Company repurchased 1,332,942 shares for $13.8 million.

In March 2002, the Company implemented a new merchandising and inventory control system and a point-of-sale system for its Departments. These systems will serve to support future growth of the Company as well as provide improved analysis and reporting capabilities and more timely sales and inventory information to facilitate merchandising solutions. Additionally, these systems will provide the foundation for future productivity and expense control initiatives. At February 1, 2003, a total of $22.1 million has been expended for software and implementation costs and is included in Deferred charges and other assets.

From time to time, Finlay enters into futures contracts, such as forwards, based upon the anticipated sales of gold product in order to hedge against the risk arising from its payment arrangements. At February 1, 2003, the Company had two open positions in futures contracts for gold, which expire during 2003, totaling 4,000 fine troy ounces, valued at $1.4 million. There can be no assurance that these hedging techniques will be successful or that hedging transactions will not adversely affect the Company's results of operations or financial position.

In February 2001, Federated announced its plans to close its Stern's division in which Finlay operated 23 Departments. Finlay closed the majority of the Stern's Departments during the second quarter of 2001. Subsequently, Federated converted the majority of the Departments to a host store in which Finlay does not operate. Finlay recorded a charge of approximately $1.0 million related to the write-off of fixed assets and employee severance.



During 2001, Federated acquired the Liberty House department store chain and converted those Departments to a host store in which Finlay does not operate. Finlay operated in all twelve of the Liberty House department stores through mid-November 2001. Finlay recorded a charge of approximately $0.2 million related to the write-off of fixed assets and employee severance. During 2002, sales were reduced by approximately $31.0 million compared to the prior year as a result of the closings of Stern's, Liberty House and another smaller host store group.

During 1998, Sonab, the Company's European leased jewelry department subsidiary, began to experience lower sales trends due to the transition from a promotional pricing strategy to an everyday low price strategy. This change was made as a result of Sonab reassessing its pricing policy following certain local French court decisions. The adverse impact of such change continued through 1999. As a result of the foregoing, on January 3, 2000, Sonab sold the majority of its assets for approximately $9.9 million. After the sale, the buyer operated more than 80 locations previously included in Sonab's 130-location base in France. The remaining Departments were closed. All of Sonab's employees, excluding those that were hired by the buyer, were involuntary terminated, including sales associates, supervisors and corporate personnel. The Company recorded a pre-tax charge in the fourth quarter of 1999 of $28.6 million, or $1.62 per share on a diluted basis after-tax. The charge included the write down of inventory and fixed assets, employee payroll and severance costs, realization of foreign exchange losses and other close-down costs. As of February 1, 2003, the Company's exit plan has been completed with the exception of certain employee litigation and other legal matters. During the fourth quarter of 2002, the Company revised its original estimate of closure expenses to reflect its remaining liability, and as a result recorded a credit of $1.4 million. To date, the Company has charged a total of $26.4 million against its revised estimate of $27.2 million. The Company does not believe future operating results or liquidity will be materially impacted by any remaining payments.

## SEASONALITY

Finlay's business is highly seasonal, with a significant portion of its sales and income from operations generated during the fourth quarter of each year, which includes the year-end holiday season. The fourth quarter accounted for an average of approximately 41% of Finlay's sales and approximately 79% of its income from operations for 2002, 2001 and 2000. Finlay has typically experienced net losses in the first three quarters of its fiscal year. During these periods, working capital requirements have been funded by borrowings under the Revolving Credit Agreement. Accordingly, the results for any of the first three quarters of any given fiscal year, taken individually or in the aggregate, are not indicative of annual results. See Note 10 of Notes to Consolidated Financial Statements of the Company.

The Company's Sales and Income from operations for each quarter of 2002, 2001 and 2000 were as follows. For 2002, the quarterly financial data has been revised to reflect the Company's retroactive adoption of EITF 02-16 to the beginning of 2002.

| | Fiscal Quarter | | | |
|---|---|---|---|---|
| *(Dollars in thousands) (Unaudited)* | First | Second | Third | Fourth |
| **2002:** | | | | |
| Sales | **$187,365** | **$187,130** | **$168,359** | **$387,855** |
| Income from operations | **5,730** | **4,821** | **513** | **53,640** |
| 2001: | | | | |
| Sales | 193,249 | 196,167 | 175,292 | 388,081 |
| Income from operations | 4,125 | 5,525 | 1,624 | 47,933 |
| 2000: | | | | |
| Sales | 178,614 | 211,229 | 189,728 | 420,549 |
| Income from operations | 4,338 | 10,042 | 5,431 | 56,475 |

## INFLATION

The effect of inflation on Finlay's results of operations has not been material in the periods discussed.

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical information provided herein are forward-looking statements and may contain information about financial results, economic conditions, trends and known uncertainties. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results, performances or achievements to differ materially from those reflected in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as trends in the general economy in the United States, low or negative growth in the economy or in the financial markets which reduce discretionary spending on goods perceived to be luxury items, attacks or threats of attacks by terrorists or war which may negatively impact the economy and/or the financial markets and reduce discretionary spending on such goods, competition in the retail jewelry business, the seasonality of the retail jewelry business, the Company's ability to increase comparable department sales and to open new departments, the Company's dependence on or loss of certain host store relationships, particularly with respect to May and Federated, due to the concentration of sales generated by such host stores, the impact of any host store bankruptcy, the impact of declining mall traffic levels, the availability to the Company of alternate sources of merchandise





supply in the case of an abrupt loss of any significant supplier, the Company's ability to continue to obtain substantial amounts of merchandise on consignment, the impact of fluctuations in gold and diamond prices, Finlay Jewelry's continuation of its Gold Consignment Agreement, the Company's compliance with applicable contractual covenants, the impact of future claims and legal actions arising in the ordinary course of business, the impact of recent accounting developments, the Company's dependence on key officers, the Company's ability to integrate future acquisitions into its existing business, the Company's high degree of leverage and the availability to the Company of financing and credit on favorable terms and changes in regulatory requirements which are applicable to the Company's business. Other such factors include the ability of the Company to complete the repurchases contemplated under its stock repurchase program, the adequacy of Finlay's working capital to complete the repurchases, the availability and liquidity of the Company's Common Stock, and overall market conditions for the Company's Common Stock.

Readers are cautioned not to rely on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents the Company files or has filed from time to time with the Commission pursuant to the Exchange Act.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk through the interest rate on its borrowings under the Revolving Credit Agreement, which has a variable interest rate. Based on the average amounts outstanding under the Revolving Credit Agreement for 2002, a 100 basis point change in interest rates would have resulted in an increase in interest expense of approximately $600,000 in 2002. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposures through its regular operating and financing activities. In addition, the majority of the Company's borrowings are under fixed rate arrangements, as described in Note 4 of Notes to Consolidated Financial Statements.

The jewelry industry in general is affected by fluctuations in the prices of precious metals and precious and semi-precious stones. The availability and prices of gold, diamonds and other precious metals and precious and semi-precious stones may be influenced by cartels, political instability in exporting countries and inflation. Shortages of these materials or sharp changes in their prices could have a material adverse effect on the Company's results of operations or financial condition. The Company enters into forward contracts for the purchase of gold to hedge the risk of gold price fluctuations for future sales of gold consignment merchandise. The Company does not enter into forward contracts or other financial instruments for speculation or trading purposes. The fair value of gold under the forward contracts was $1.5 million at February 1, 2003.



FINLAY ENTERPRISES, INC.

# Consolidated Statements of Operations

| *(In thousands, except share and per share data)* | Year Ended<br>**February 1, 2003** | February 2, 2002 | February 3, 2001 |
|---|---|---|---|
| Sales | **$930,709** | $952,789 | $1,000,120 |
| Cost of sales | **450,532** | 479,255 | 496,291 |
| Gross margin | **480,177** | 473,534 | 503,829 |
| Selling, general and administrative expenses | **399,339** | 394,238 | 409,994 |
| Credit associated with the sale and closure of Sonab | **(1,432)** | — | — |
| Depreciation and amortization | **17,566** | 20,089 | 17,549 |
| Income from operations | **64,704** | 59,207 | 76,286 |
| Interest expense, net | **24,876** | 26,937 | 30,057 |
| Income before income taxes and cumulative effect of accounting change | **39,828** | 32,270 | 46,229 |
| Provision for income taxes | **15,580** | 13,735 | 19,708 |
| Income before cumulative effect of accounting change | **24,248** | 18,535 | 26,521 |
| Cumulative effect of accounting change, net of tax | **17,209** | — | — |
| Net income | **$ 7,039** | $ 18,535 | $ 26,521 |
| Net income per share applicable to common shares: | | | |
| Basic net income per share: | | | |
| Income per share before cumulative effect of accounting change | **$ 2.58** | $ 1.82 | $ 2.54 |
| Cumulative effect of accounting change, net of tax | **(1.83)** | — | — |
| Basic net income per share | **$ 0.75** | $ 1.82 | $ 2.54 |
| Diluted net income per share: | | | |
| Income per share before cumulative effect of accounting change | **$ 2.51** | $ 1.80 | $ 2.52 |
| Cumulative effect of accounting change, net of tax | **(1.78)** | — | — |
| Diluted net income per share | **$ 0.73** | $ 1.80 | $ 2.52 |
| Weighted average shares and share equivalents outstanding: | | | |
| Basic | **9,416,218** | 10,180,441 | 10,421,380 |
| Diluted | **9,683,052** | 10,301,030 | 10,507,627 |

The accompanying notes are an integral part of these consolidated financial statements.



FINLAY ENTERPRISES, INC.

# Consolidated Balance Sheets

| *(In thousands, except share and per share data)* | Year Ended February 1, 2003 | Year Ended February 2, 2002 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 69,331** | $ 49,369 |
| Accounts receivable—department stores | **19,985** | 17,505 |
| Other receivables | **30,880** | 25,953 |
| Merchandise inventories | **263,544** | 304,508 |
| Prepaid expenses and other | **3,236** | 2,365 |
| Deferred income taxes | **9,858** | — |
| Total current assets | **396,834** | 399,700 |
| Fixed assets: | | |
| Building, equipment, fixtures and leasehold improvements | **120,946** | 119,743 |
| Less—accumulated depreciation and amortization | **50,575** | 47,717 |
| Fixed assets, net | **70,371** | 72,026 |
| Deferred charges and other assets, net | **22,234** | 22,081 |
| Goodwill | **91,046** | 91,046 |
| Total assets | **$580,485** | $584,853 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable—trade | **$113,277** | $132,174 |
| Accrued liabilities: | | |
| Accrued salaries and benefits | **17,734** | 19,369 |
| Accrued miscellaneous taxes | **6,842** | 6,522 |
| Accrued interest | **5,421** | 5,284 |
| Deferred income | **10,493** | — |
| Other | **14,814** | 13,871 |
| Income taxes payable | **19,263** | 16,943 |
| Deferred income taxes | **—** | 3,001 |
| Total current liabilities | **187,844** | 197,164 |
| Long-term debt | **225,000** | 225,000 |
| Deferred income taxes | **18,400** | 13,260 |
| Other non-current liabilities | **205** | 222 |
| Total liabilities | **431,449** | 435,646 |
| Stockholders' equity: | | |
| Common Stock, par value $.01 per share; authorized 25,000,000 shares; issued and outstanding 9,300,638 and 9,946,623 shares, respectively | **106** | 105 |
| Additional paid-in capital | **79,680** | 78,728 |
| Retained earnings | **83,597** | 76,558 |
| Unamortized restricted stock compensation | **(609)** | (913) |
| Accumulated other comprehensive income | **55** | 96 |
| Less treasury stock, at cost | **(13,793)** | (5,367) |
| Total stockholders' equity | **149,036** | 149,207 |
| Total liabilities and stockholders' equity | **$580,485** | $584,853 |

The accompanying notes are an integral part of these consolidated financial statements.



FINLAY ENTERPRISES, INC.

# Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

| *(In thousands, except share data)* | Common Stock Number of Shares | Common Stock Amount | Additional Paid-in Capital | Retained Earnings (Deficit) | Accumulated Other Comprehensive Income/ Unamortized Restricted Stock Compensation | Treasury Stock | Total Stockholders' Equity | Comprehensive Income |
|---|---|---|---|---|---|---|---|---|
| Balance, January 29, 2000 | 10,416,353 | $104 | $77,194 | $31,502 | $ — | $ — | $108,800 | |
| Net income | — | — | — | 26,521 | — | — | 26,521 | $26,521 |
| Comprehensive income | | | | | | | | $26,521 |
| Exercise of stock options | 12,633 | — | 138 | — | — | — | 138 | |
| Purchase of treasury stock | (92,000) | — | — | — | — | (1,119) | (1,119) | |
| Balance, February 3, 2001 | 10,336,986 | 104 | 77,332 | 58,023 | — | (1,119) | 134,340 | |
| Net income | — | — | — | 18,535 | — | — | 18,535 | $18,535 |
| Fair value of gold forward contracts at February 4, 2001 | — | — | — | — | 24 | — | 24 | 24 |
| Change in fair value of gold forward contracts | — | — | — | — | 72 | — | 72 | 72 |
| Comprehensive income | | | | | | | | $18,631 |
| Exercise of stock options | 16,967 | — | 178 | — | — | — | 178 | |
| Issuance of restricted stock and amortization of restricted stock compensation | 100,000 | 1 | 1,218 | — | (913) | — | 306 | |
| Purchase of treasury stock | (507,330) | — | — | — | — | (4,248) | (4,248) | |
| Balance, February 2, 2002 | 9,946,623 | 105 | 78,728 | 76,558 | (817) | (5,367) | 149,207 | |
| Net income | — | — | — | 7,039 | — | — | 7,039 | $ 7,039 |
| Change in fair value of gold forward contracts | — | — | — | — | (41) | — | (41) | (41) |
| Comprehensive income | | | | | | | | $ 6,998 |
| Exercise of stock options | 87,627 | 1 | 952 | — | — | — | 953 | |
| Amortization of restricted stock compensation | — | — | — | — | 304 | — | 304 | |
| Purchase of treasury stock | (733,612) | — | — | — | — | (8,426) | (8,426) | |
| **Balance, February 1, 2003** | **9,300,638** | **$106** | **$79,680** | **$83,597** | **$(554)** | **$(13,793)** | **$149,036** | |

The accompanying notes are an integral part of these consolidated financial statements.



FINLAY ENTERPRISES, INC.

# Consolidated Statements of Cash Flows

| *(In thousands)* | **February 1, 2003** | February 2, 2002 | February 3, 2001 |
|---|---|---|---|
| | Year Ended | | |
| Cash Flows from Operating Activities | | | |
| Net income | **$ 7,039** | $ 18,535 | $ 26,521 |
| Adjustments to reconcile net income to net cash provided from operating activities: | | | |
| Cumulative effect of accounting change | **17,209** | — | — |
| Depreciation and amortization | **17,566** | 20,089 | 17,549 |
| Amortization of deferred financing costs | **1,246** | 1,231 | 1,221 |
| Amortization of restricted stock compensation | **304** | 306 | — |
| Credit associated with the sale and closure of Sonab | **(1,432)** | — | — |
| Deferred income taxes | **5,140** | 1,760 | 1,098 |
| Other, net | **258** | 2,606 | 470 |
| Changes in operating assets and liabilities: | | | |
| (Increase) decrease in accounts and other receivables | **(7,407)** | 10,310 | (9,165) |
| (Increase) decrease in merchandise inventories | **24,348** | 22,003 | (30,892) |
| (Increase) decrease in prepaid expenses and other | **(871)** | 515 | (798) |
| Increase (decrease) in accounts payable and accrued liabilities | **(16,945)** | (38,050) | 20,440 |
| Increase (decrease) in deferred income taxes | **(1,146)** | (96) | 1,416 |
| Net Cash Provided from Operating Activities | **45,309** | 39,209 | 27,860 |
| Cash Flows from Investing Activities | | | |
| Purchases of equipment, fixtures and leasehold improvements | **(12,489)** | (13,850) | (14,120) |
| Deferred charges and other, net | **(3,261)** | (4,347) | (4,022) |
| Proceeds from sale of Sonab assets | **—** | 765 | 7,592 |
| Payment for purchase of J.B. Rudolph assets | **—** | — | (20,605) |
| Proceeds from sale of outlet assets | **—** | — | 752 |
| Net Cash Used in Investing Activities | **(15,750)** | (17,432) | (30,403) |
| Cash Flows from Financing Activities | | | |
| Proceeds from revolving credit facility | **654,459** | 726,915 | 743,852 |
| Principal payments on revolving credit facility | **(654,459)** | (726,915) | (743,852) |
| Capitalized financing costs | **(1,875)** | — | — |
| Purchase of treasury stock | **(8,426)** | (4,248) | (1,119) |
| Stock options exercised | **704** | 178 | 138 |
| Net Cash Used in Financing Activities | **(9,597)** | (4,070) | (981) |
| Effect of Exchange Rate Changes on Cash | **—** | — | 79 |
| Increase (Decrease) in Cash and Cash Equivalents | **19,962** | 17,707 | (3,445) |
| Cash and Cash Equivalents, Beginning of Year | **49,369** | 31,662 | 35,107 |
| Cash and Cash Equivalents, End of Year | **$ 69,331** | $ 49,369 | $ 31,662 |
| Supplemental Disclosure of Cash Flow Information | | | |
| Interest paid | **$ 23,493** | $ 25,692 | $ 28,887 |
| Income taxes paid | **$ 9,001** | $ 14,698 | $ 4,668 |

The accompanying notes are an integral part of these consolidated financial statements.





# Notes to Consolidated Financial Statements

## NOTE 1—ORGANIZATION OF THE COMPANY AND SIGNIFICANT TRANSACTIONS

Finlay Enterprises, Inc. (the "Company"), a Delaware corporation, conducts business through its wholly owned subsidiary, Finlay Fine Jewelry Corporation and its wholly owned subsidiaries ("Finlay Jewelry"). References to "Finlay" mean collectively, the Company and Finlay Jewelry. Finlay is a retailer of fine jewelry products and operates leased fine jewelry departments in department stores throughout the United States. All references herein to leased departments refer to departments operated pursuant to license agreements or other arrangements with host department stores.

On January 22, 2003, Finlay Jewelry's revolving credit agreement with General Electric Capital Corporation ("G.E. Capital") and certain other lenders was amended and restated (the "Revolving Credit Agreement"). The Revolving Credit Agreement, which matures in January 2008, provides Finlay Jewelry with a senior secured revolving line of credit up to $225.0 million (the "Revolving Credit Facility").

## NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

*Consolidation.* The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Finlay Jewelry. Intercompany accounts and transactions have been eliminated in consolidation.

*Use of estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

*Fiscal year.* The Company's fiscal year ends on the Saturday closest to January 31. References to 2003, 2002, 2001 and 2000 relate to the fiscal years ended on January 31, 2004, February 1, 2003, February 2, 2002 and February 3, 2001. Each of the fiscal years includes 52 weeks except 2000, which includes 53 weeks.

*Merchandise inventories.* Consolidated inventories are stated at the lower of cost or market determined by the last-in, first-out ("LIFO") method. Inventory is reduced for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

The cost to Finlay of gold merchandise sold on consignment, which typically varies with the price of gold, is not fixed until the merchandise is sold. Finlay, at times, enters into futures contracts, such as forwards, based upon the anticipated sales of gold product in order to hedge against the risk of gold price fluctuations. Such contracts typically have durations ranging from one to nine months. Changes in the market value of futures contracts are accounted for as an addition to, or reduction from, the inventory cost. For the years ended February 1, 2003, February 2, 2002 and February 3, 2001, the gain/loss on open futures contracts was not material. At both February 1, 2003 and February 2, 2002, the Company had several open positions in futures contracts for gold totaling 4,000 fine troy ounces and 17,500 fine troy ounces, respectively, valued at $1.4 million and $4.8 million, respectively. The fair value of gold under such contracts was $1.5 million and $4.9 million at February 1, 2003 and February 2, 2002, respectively.

*Hedging.* Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. SFAS No. 133 defines requirements for designation and documentation of hedging relationships, as well as ongoing effectiveness assessments, which must be met in order to qualify for hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value would be recorded in earnings immediately. The Company has designated its existing derivative instruments, consisting of gold forward contracts, as cash flow hedges. For derivative instruments designated as cash flow hedges, the effective portion of the change in the fair value of the derivative is recorded in accumulated other comprehensive income, a separate component of stockholders' equity, and is reclassified into cost of sales when the offsetting effects of the hedged transaction affects earnings. Changes in the fair value of the derivative attributable to hedge ineffectiveness are recorded in earnings immediately. The Company adopted SFAS No. 133 on February 4, 2001 and recorded $24,000 as a cumulative transition adjustment (increasing other comprehensive income). At February 1, 2003, the fair value of the gold forward contracts resulted in the recognition of an asset of $93,600. The amount recorded in accumulated other comprehensive income of $55,000, net of tax, is expected to be reclassified into earnings during 2003.

The Company has documented all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The Company believes that the designated hedges will be highly effective and that the related hedge accounting will not have a material impact on the Company's results of operations.





*Depreciation and amortization.* Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the fixed assets ranging from three to thirty-nine years.

*Software development costs.* Software development costs have been accounted for in accordance with Statement of Position (the "SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP states that software development costs that are incurred in the preliminary project stage are expensed as incurred. Once the specified criteria of the SOP have been met, internal and external direct costs incurred in developing or obtaining computer software as well as related interest costs are capitalized. Training and data conversion costs are expensed as incurred. In addition, costs incurred for the routine operation and maintenance of management information systems and software are expensed as incurred. Amortization is computed by the straight-line method over the estimated useful lives of the software ranging from three to seven years.

Included in Deferred charges and other assets in the accompanying Consolidated Balance Sheets at February 1, 2003 and February 2, 2002, are gross capitalized software costs of $27,526,000 and $24,254,000, respectively, and accumulated amortization of $10,300,000 and $6,564,000, respectively.

*Goodwill.* On February 3, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". This Statement requires that goodwill no longer be amortized over its estimated useful life but tested for impairment on an annual basis. During the first quarter of 2002, a transitional goodwill impairment test was performed and the Company determined that there was no impairment of goodwill. Further, as required by SFAS No. 142, an annual impairment test was completed at the end of fiscal 2002 and the Company determined that there was no impairment. The following is a reconciliation of reported Net income and Net income per share adjusted to reflect the impact of the discontinuance of goodwill amortization for 2001 and 2000. The Company's actual 2002 Net income and Net income per share are shown for comparative purposes.

| | Fiscal Years Ended | | |
|---|---|---|---|
| *(In thousands, except per share data)* | **February 1, 2003** | February 2, 2002 | February 3, 2001 |
| Net income: | | | |
| Reported net income | **$7,039** | $18,535 | $26,521 |
| Add: Goodwill amortization | **—** | 3,753 | 3,711 |
| Less: Tax impact of deductible goodwill | **—** | (320) | (303) |
| Adjusted net income | **$7,039** | $21,968 | $29,929 |
| Basic net income per share: | | | |
| Reported net income per share | **$ 0.75** | $ 1.82 | $ 2.54 |
| Add: Goodwill amortization, net of tax | **—** | 0.34 | 0.33 |
| Adjusted net income per share | **$ 0.75** | $ 2.16 | $ 2.87 |
| Diluted net income per share: | | | |
| Reported net income per share | **$ 0.73** | $ 1.80 | $ 2.52 |
| Add: Goodwill amortization, net of tax | **—** | 0.33 | 0.32 |
| Adjusted net income per share | **$ 0.73** | $ 2.13 | $ 2.84 |

*Net income per share.* Net income per share has been computed in accordance with SFAS No. 128, "Earnings per Share". Basic and diluted net income per share were calculated using the weighted average number of shares outstanding during each period, with options to purchase common stock, par value $0.01 per share ("Common Stock"), included in diluted net income per share, using the treasury stock method, to the extent that such options were dilutive. Due to the antidilutive impact on net income per share, 474,634, 1,159,569 and 884,400 options were not included in the weighted average shares outstanding for 2002, 2001 and 2000, respectively. The following is an analysis of the differences between basic and diluted net income per share:

| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | **February 1, 2003** | | February 2, 2002 | | February 3, 2001 | |
| | **Number of Shares** | **Per Share** | Number of Shares | Per Share | Number of Shares | Per Share |
| Weighted average shares outstanding | **9,416,218** | **$ 0.75** | 10,180,441 | $ 1.82 | 10,421,380 | $ 2.54 |
| Dilutive stock options | **266,834** | **(0.02)** | 120,589 | (0.02) | 86,247 | (0.02) |
| Weighted average shares and share equivalents | **9,683,052** | **$ 0.73** | 10,301,030 | $ 1.80 | 10,507,627 | $ 2.52 |



*Debt issuance costs.* Debt issuance costs are amortized over the term of the related debt agreements using the straight line method, which approximates that of the effective interest method. Net deferred debt issuance costs totaled $4,532,000 at February 1, 2003 and $4,072,000 at February 2, 2002. The debt issuance costs are reflected as a component of Deferred charges and other assets, net, in the accompanying Consolidated Balance Sheets. Amortization of debt issuance costs for 2002, 2001 and 2000 totaled $1,229,000, $1,231,000 and $1,221,000, respectively, and have been recorded as a component of Interest expense, net, in the accompanying Consolidated Statements of Operations.

*Revenue recognition.* The Company recognizes revenue upon the sale of merchandise, either owned or consigned, to its customers, net of anticipated returns. The provision for sales returns is based on the Company's historical return rate.

*Cost of sales.* Cost of sales includes the cost of merchandise sold, repair expense, shipping, shrinkage and inventory losses. Buying and occupancy costs such as lease fees are not included in Cost of sales and are reflected in Selling, general and administrative expenses ("SG&A") in the accompanying Consolidated Statements of Operations.

*Advertising costs.* All costs associated with advertising are expensed in the month that the advertising takes place. For 2002, 2001 and 2000, gross advertising expenses were $48,975,000, $53,029,000 and $59,434,000, respectively, and are included in SG&A in the accompanying Consolidated Statements of Operations.

*Vendor allowances.* The Company receives allowances from its vendors through a variety of programs and arrangements, including cooperative advertising. The allowances are generally intended to offset the Company's costs of promoting, advertising and selling the vendors' products in its departments. Vendor allowances are recognized as a reduction of cost of sales or SG&A when the purpose for which the vendor funds were intended to be used has been fulfilled. Accordingly, a reduction or increase in vendor allowances has an inverse impact on cost of sales and/or SG&A.

In March 2003, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") finalized Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"). EITF 02-16 addresses the accounting treatment for vendor allowances and provides that cash consideration received from a vendor should be presumed to be a reduction of the prices of the vendors' product and should therefore be shown as a reduction in the purchase price of the merchandise. Further, these allowances should be recognized as a reduction in cost of sales when the related product is sold. To the extent that the cash consideration represents a reimbursement of a specific, incremental and identifiable cost, then those vendor allowances should be used to offset such costs.

In accordance with EITF 02-16, the Company recorded a cumulative effect of accounting change as of February 3, 2002, the date of adoption, that decreased net income for 2002 by $17.2 million, net of tax, or $1.78 per share, on a diluted basis. As of February 3, 2002, deferred vendor allowances totaled (i) $17,129,000 for owned merchandise, and (ii) $12,306,000 for merchandise received on consignment. As of February 1, 2003, the Company's fiscal year end, deferred vendor allowances totaled (i) $18,452,000 for owned merchandise, which is included as an offset to Merchandise inventories on the 2002 Consolidated Balance Sheet, and (ii) $10,493,000 for merchandise received on consignment, which is included as Deferred income on the 2002 Consolidated Balance Sheet. In 2002, this change resulted in the reclassification of vendor allowances of $20.0 million, which had previously been accounted for as a reduction to SG&A, to now reduce cost of sales and consequently, increase gross margin. The Company's 2002 unaudited quarterly financial data has been revised to reflect this change in accounting method (refer to Note 10). The adoption of EITF 02-16 is not expected to have a material impact on the financial position or results of operations of the Company in 2003.

During 2001 and 2000, the Company recorded its vendor allowances as an offset to gross advertising expenses, which is included in SG&A on the Consolidated Statements of Operations. For 2001 and 2000, the unaudited pro forma impact of the adoption of EITF 02-16, as if it had occurred prior to 2000, was to decrease cost of sales and increase SG&A by $20,374,000 and $23,665,000, respectively. For both years, Net income and Net income per share would not have been materially different.

*Cash equivalents.* The Company considers cash on hand, deposits in banks and deposits in money market funds as cash and cash equivalents.

*Fair value of financial instruments.* Cash, accounts receivable, short-term borrowings, accounts payable and accrued liabilities are reflected in the consolidated financial statements at fair value due to the short-term maturity of these instruments. Marketable securities are recorded in the consolidated financial statements at current market value, which approximates cost. The fair value of the Company's debt and off-balance sheet financial instruments are disclosed in Note 4 and in Merchandise inventories above.





*Stock-based compensation.* In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" which became effective in 2002. This Statement amends SFAS No. 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based compensation. The Company has elected to continue to recognize stock-based compensation using the intrinsic value method and has incorporated the additional disclosure requirements of SFAS No. 148. Pro forma net income as well as basic and diluted earnings per share are disclosed in Note 5. Deferred stock-based compensation is amortized using the straight-line method over the vesting period.

*Accounting for the impairment of long-lived assets.* SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which became effective for the Company in 2002, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement extends the reporting requirements to include reporting separately as discontinued operations, components of an entity that have either been disposed of or classified as held-for-sale. The adoption of SFAS No. 144 did not have a material impact on the financial position or results of operations of the Company.

*Accounting for costs associated with exit or disposal activities.* In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that liabilities for costs associated with exit or disposal activities be recognized when the liabilities are incurred. This statement also establishes fair value as the objective for initial measurement of the liabilities. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the financial position or results of operations of the Company.

*Accounting standard to be adopted in 2003.* In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections", which amends certain existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Additionally, the statement provides that gains and losses from debt extinguishment are not automatically shown as an extraordinary item on a company's statement of operations. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the financial position or results of operations of the Company.

*Seasonality.* A significant portion of Finlay's revenues are generated in the fourth quarter due to the seasonality of the retail industry. As such, results for interim periods are not indicative of annual results. Refer to Note 10 for unaudited quarterly financial data.

### NOTE 3—MERCHANDISE INVENTORIES

Merchandise inventories consisted of the following:

| *(In thousands)* | **February 1, 2003** | February 2, 2002 |
|---|---|---|
| Jewelry goods—rings, watches and other fine jewelry (first-in, first-out ("FIFO") basis) | **$275,339** | $314,473 |
| Less: Excess of FIFO cost over LIFO inventory value | **11,795** | 9,965 |
| | **$263,544** | $304,508 |

In accordance with EITF 02-16, Merchandise inventories has been reduced by $18.5 million as of February 1, 2003 to reflect the vendor allowances as a reduction in the cost of the merchandise. The LIFO method had the effect of decreasing income before income taxes in 2002, 2001 and 2000 by $2,342,000 (excluding a cumulative LIFO benefit of $512,000 relating to the adoption of EITF 02-16), $3,783,000 and $1,801,000, respectively. Finlay determines its LIFO inventory value by utilizing selected producer price indices published for jewelry and watches by the Bureau of Labor Statistics.

Approximately $359,676,000 and $359,729,000 at February 1, 2003 and February 2, 2002, respectively, of merchandise received on consignment is not included in Merchandise inventories and Accounts payable—trade in the accompanying Consolidated Balance Sheets.

Finlay Jewelry is party to an amended and restated gold consignment agreement (as amended, the "Gold Consignment Agreement"), which enables Finlay Jewelry to receive consignment merchandise by providing gold, or otherwise making payment, to certain vendors. While the merchandise involved remains consigned, title to the gold content of the merchandise transfers from the vendors to the gold consignor.

Effective September 30, 2002, Finlay Jewelry amended the Gold Consignment Agreement to extend the term to July 31, 2005, and to permit Finlay Jewelry to obtain up to the lesser of (i) 165,000 fine troy ounces or (ii) $50.0 million worth of gold, subject to a formula as prescribed by the Gold Consignment



Agreement. At February 1, 2003 and February 2, 2002, amounts outstanding under the Gold Consignment Agreement totaled 134,785 and 127,519 fine troy ounces, respectively, valued at approximately $49.5 million and $36.0 million, respectively. In the event this agreement is terminated, Finlay Jewelry will be required to return or repurchase the outstanding gold at the prevailing gold rate in effect on that date. For financial statement purposes, the consigned gold is not included in Merchandise inventories on the Company's Consolidated Balance Sheets and, therefore, no related liability has been recorded.

Under the Gold Consignment Agreement, Finlay Jewelry is required to pay a daily consignment fee on the dollar equivalent of the fine gold value of the ounces of gold consigned thereunder. The daily consignment fee is based on a floating rate which, as of February 1, 2003 and February 2, 2002, was approximately 2.8% and 3.0%, respectively, per annum. In addition, Finlay is required to pay a fee of 0.5% if the amount of gold consigned has a value equal to or less than $12.0 million. Included in interest expense for the years ended February 1, 2003, February 2, 2002 and February 3, 2001 are consignment fees of $1,153,000, $1,228,000 and $979,000, respectively.

In conjunction with the Gold Consignment Agreement, Finlay Jewelry granted the gold consignor a first priority perfected lien on, and a security interest in, specified gold jewelry of participating vendors approved under the Gold Consignment Agreement and a lien on proceeds and products of such jewelry subject to the terms of an intercreditor agreement between the gold consignor and G.E. Capital.

The Gold Consignment Agreement requires Finlay Jewelry to comply with certain covenants, including restrictions on the incurrence of certain indebtedness, the creation of liens, engaging in transactions with affiliates and limitations on the payment of dividends. In addition, the Gold Consignment Agreement also contains various financial covenants, including minimum earnings and fixed charge coverage ratio requirements and certain maximum debt limitations. Finlay Jewelry was in compliance with all of its covenants as of and for the year ended February 1, 2003.

### NOTE 4—SHORT AND LONG-TERM DEBT

The Company and Finlay Jewelry are parties to the Revolving Credit Agreement with G.E. Capital and the other lenders thereto which provides Finlay Jewelry with a Revolving Credit Facility of up to $225.0 million. The Revolving Credit Facility matures in January 2008, and allows borrowings based on an advance rate of (i) up to 85% of eligible accounts receivable and (ii) up to 60% of eligible owned inventory after taking into account such reserves or offsets as G.E. Capital may deem appropriate (the "Borrowing Base"). Eligibility criteria are established by G.E. Capital, which retains the right to adjust the Borrowing Base in its reasonable judgment by revising standards of eligibility, establishing reserves and/or increasing or decreasing from time to time the advance rates (except that any increase in the borrowing base rate percentage shall require the consent of other lenders). Finlay Jewelry is permitted to use up to $30 million of the Revolving Credit Facility for the issuance of letters of credit issued for the account of Finlay Jewelry. The outstanding revolving credit balance and letter of credit balance under the Revolving Credit Agreement are required to be reduced each year to $50 million or less and $20 million or less, respectively, for a 30 consecutive day period (the "Balance Reduction Requirement"). Funds available under the Revolving Credit Agreement are utilized to finance working capital needs.

Amounts outstanding under the Revolving Credit Agreement bear interest at a rate equal to, at Finlay's option, (i) the Index Rate (as defined) plus a margin ranging from zero to 1.0% or (ii) adjusted Eurodollar rate plus a margin ranging from 1.0% to 2.0%, in each case depending on the financial performance of the Company. "Index Rate" is defined as the higher of (i) the prime rate and (ii) the Federal Funds Rate plus 50 basis points per annum. A letter of credit fee which could range from 1.0% to 2.0%, per annum, depending on the financial performance of the Company, of the face amount of letters of credit guaranteed under the Revolving Credit Agreement is payable monthly in arrears. An unused facility fee on the average unused daily balance of the Revolving Credit Facility is payable monthly in arrears equal to 0.375% per annum. Upon the occurrence (and during the continuance) of an event of default under the Revolving Credit Agreement, interest would accrue at a rate which is 2% in excess of the rate otherwise applicable, and would be payable upon demand.

The Revolving Credit Agreement is secured by a first priority perfected security interest in all of Finlay Jewelry's (and any subsidiary's) present and future tangible and intangible assets. The Revolving Credit Agreement contains customary covenants, including limitations on or relating to capital expenditures, liens, indebtedness, investments, mergers, acquisitions, affiliate transactions, management compensation and the payment of dividends and other restricted payments. The Revolving Credit Agreement also contains various financial covenants, including minimum earnings and fixed charge coverage ratio requirements and certain maximum debt limitations. Finlay was in compliance with all of its covenants as of and for the year ended February 1, 2003.

There were no amounts outstanding at February 1, 2003 or February 2, 2002 under the Revolving Credit Agreement. The maximum amounts outstanding under the Revolving Credit Agreement during 2002, 2001 and 2000 were $111,356,000,





$125,231,000 and $155,559,000, respectively. The average amounts outstanding for the same periods were $61,151,000, $80,753,000 and $96,612,000, respectively. The weighted average interest rates were 3.9%, 5.5% and 8.6% for 2002, 2001 and 2000, respectively.

At February 1, 2003 and February 2, 2002, Finlay had letters of credit outstanding totaling $7.3 million and $4.3 million, respectively, which guarantee various trade activities. The contract amounts of the letters of credit approximate their fair value.

Long-term debt consisted of the following:

| *(In thousands)* | **February 1, 2003** | February 2, 2002 |
|---|---|---|
| Senior Notes[(a)] | **$150,000** | $150,000 |
| Senior Debentures[(b)] | **75,000** | 75,000 |
| | **$225,000** | $225,000 |

(a) On April 24, 1998, Finlay Jewelry issued 8⅜% Senior Notes due May 1, 2008 (the "Senior Notes") with an aggregate principal amount of $150,000,000. Interest on the Senior Notes is payable semi-annually on May 1 and November 1 of each year, and commenced on November 1, 1998. Except in the case of certain equity offerings, the Senior Notes are not redeemable prior to May 1, 2003. Thereafter, the Senior Notes will be redeemable, in whole or in part, at the option of Finlay, at specified redemption prices plus accrued and unpaid interest, if any, to the date of the redemption. In the event of a Change of Control (as defined in the indenture relating to the Senior Notes (as amended, the "Senior Note Indenture")), each holder of the Senior Notes will have the right to require Finlay Jewelry to repurchase its Senior Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the repurchase date. The Senior Notes rank senior in right of payment to all subordinated indebtedness of Finlay Jewelry and pari passu in right of payment with all unsubordinated indebtedness of Finlay Jewelry. However, because the Revolving Credit Agreement is secured by a pledge of substantially all the assets of Finlay Jewelry, the Senior Notes are effectively subordinated to the borrowings under the Revolving Credit Agreement. The Senior Note Indenture contains restrictions relating to, among other things, the payment of dividends, the making of certain investments or other restricted payments, the incurrence of additional indebtedness, the creation of certain liens, entering into transactions with affiliates, the disposition of certain assets and engaging in mergers and consolidations.

The fair value of the Senior Notes at February 1, 2003, determined based on market quotes, was approximately $140,438,000.

(b) On April 24, 1998, the Company issued 9% Senior Debentures due May 1, 2008 (the "Senior Debentures") with an aggregate principal amount of $75,000,000. Interest on the Senior Debentures is payable semi-annually on May 1 and November 1 of each year, and commenced on November 1, 1998. Except in the case of certain equity offerings, the Senior Debentures are not redeemable prior to May 1, 2003. Thereafter, the Senior Debentures will be redeemable, in whole or in part, at the option of Finlay, at specified redemption prices plus accrued and unpaid interest, if any, to the date of the redemption. In the event of a Change of Control (as defined in the indenture relating to the Senior Debentures (as amended, the "Senior Debenture Indenture" and collectively, with the Senior Note Indenture, the "Senior Indentures")), each holder of the Senior Debentures will have the right to require the Company to repurchase its Senior Debentures at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the repurchase date. The Senior Debentures rank pari passu in right of payment with all unsubordinated indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. The Senior Debentures are secured by a first priority lien on and security interest in all of the issued and outstanding stock of Finlay Jewelry. However, the operations of the Company are conducted through Finlay Jewelry and, therefore, the Company is dependent upon the cash flow of Finlay Jewelry to meet its obligations, including its obligations under the Senior Debentures. As a result, the Senior Debentures are effectively subordinated to all indebtedness and all other obligations of Finlay Jewelry. The Senior Debenture Indenture contains restrictions relating to, among other things, the payment of dividends, the making of certain investments or other restricted payments, the incurrence of additional indebtedness, the creation of certain liens, entering into transactions with affiliates, the disposition of certain assets and engaging in mergers and consolidations.

The fair value of the Senior Debentures, determined based on market quotes, was approximately $67,500,000 at February 1, 2003.

Finlay was in compliance with all of the provisions of the Senior Indentures as of and for the year ended February 1, 2003.

The aggregate amounts of long-term debt payable in each of the five years in the period ending February 1, 2008 and thereafter are as follows:

| *(In thousands)* | |
|---|---|
| 2003 | $ — |
| 2004 | — |
| 2005 | — |
| 2006 | — |
| 2007 | — |
| Thereafter | 225,000 |
| | $225,000 |

Interest expense for 2002, 2001 and 2000 was $24,968,000, $27,045,000 and $30,185,000, respectively. Interest income for the same periods was $92,000, $108,000 and $128,000, respectively.

## NOTE 5—STOCKHOLDERS' EQUITY

The Company's Long Term Incentive Plan (the "1993 Plan") permits the Company to grant to key employees of the Company and its subsidiaries, consultants and certain other persons, and directors of the Company (other than members of the Compensation Committee of the Company's Board of Directors), the following: (i) stock options; (ii) stock appreciation rights in tandem with stock options; (iii) limited stock appreciation rights in tandem with stock options; (iv) restricted or nonrestricted stock awards subject to such terms and conditions as the Compensation Committee shall determine; (v) performance units which are based upon attainment of performance goals during a period of not less than two nor more than five years and which may be settled in cash or in Common Stock at the discretion of the Compensation Committee; or (vi) any combination of the foregoing. Under the 1993 Plan, the Company may grant



stock options which are either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-incentive stock options. As of February 1, 2003, an aggregate of 732,596 shares of the Company's Common Stock has been reserved for issuance pursuant to the 1993 Plan, of which a total of 455,320 shares are subject to options granted to certain senior management, key employees and a director. The exercise prices of such options range from $7.23 per share to $16.50 per share.

On March 6, 1997, the Board of Directors of the Company adopted the 1997 Long Term Incentive Plan (the "1997 Plan"), which was approved by the Company's stockholders in June 1997. The 1997 Plan, which is similar to the 1993 Plan, is intended as a successor to the 1993 Plan and provides for the grant of the same types of awards as are currently available under the 1993 Plan. Of the 1,850,000 shares of the Company's Common Stock that have been reserved for issuance pursuant to the 1997 Plan, a total of 1,135,015 shares, as of February 1, 2003, are subject to options granted to certain senior management, key employees and directors. The exercise prices of such options range from $7.05 per share to $24.31 per share.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". As permitted by SFAS No. 123, the Company elected to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the fair value method of accounting been applied to the Company's stock option plans, which requires recognition of compensation cost ratably over the vesting period of the stock options, Net income and Net income per share would be as follows:

| *(In thousands, except per share data)* | Fiscal Year Ended<br>**February 1, 2003** | February 2, 2002 | February 3, 2001 |
|---|---|---|---|
| Net income: | | | |
| Reported net income | **$7,039** | $18,535 | $26,521 |
| Less: Stock-based compensation determined under the fair value method, net of tax | **(675)** | (716) | (2,060) |
| Pro forma net income | **$6,364** | $17,819 | $24,461 |
| Basic net income per share: | | | |
| Reported net income per share | **$ 0.75** | $ 1.82 | $ 2.54 |
| Pro forma net income per share | **$ 0.68** | $ 1.75 | $ 2.34 |
| Diluted net income per share: | | | |
| Reported net income per share | **$ 0.73** | $ 1.80 | $ 2.52 |
| Pro forma net income per share | **$ 0.66** | $ 1.73 | $ 2.32 |

The fair value of options granted in 2002, 2001 and 2000 was estimated using the Black-Scholes option-pricing model based on the weighted average market price at the grant date of $12.01 in 2002, $7.48 in 2001 and $12.75 in 2000 and the following weighted average assumptions: risk free interest rate of 4.73%, 4.62% and 6.80% for 2002, 2001 and 2000, respectively, expected life of seven years for each of 2002, 2001 and 2000 and volatility of 56.56% for 2002, 51.13% for 2001 and 49.48% for 2000. The weighted average fair value of options granted in 2002, 2001 and 2000 was $4.33, $2.57 and $5.22, respectively.

The following summarizes the transactions pursuant to the Company's 1993 Plan and 1997 Plan for 2002, 2001 and 2000:

| | **2002** | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | **Number of Options** | **Wtd. Avg. Ex. Price** | Number of Options | Wtd. Avg. Ex. Price | Number of Options | Wtd. Avg. Ex. Price |
| Outstanding at beginning of year | **1,650,035** | **$11.26** | 1,361,036 | $12.10 | 1,138,400 | $ 9.79 |
| Granted | **35,000** | **12.01** | 324,000 | 7.48 | 272,100 | 12.75 |
| Exercised | **(87,627)** | **8.04** | (14,967) | 8.13 | (10,633) | 7.94 |
| Forfeited | **(7,073)** | **10.78** | (20,034) | 9.84 | (38,831) | 13.73 |
| Outstanding at end of year | **1,590,335** | **$11.46** | 1,650,035 | $11.26 | 1,361,036 | $12.10 |
| Exercisable at end of year | **1,078,482** | **$12.27** | 973,421 | $12.22 | 880,282 | $11.89 |

The options outstanding at February 1, 2003 have exercise prices between $7.05 and $24.31, with a weighted average exercise price of $11.46 and a weighted average remaining contractual life of 5.22 years. Options generally vest in five years and expire in ten years from their dates of grant.

On December 1, 2000, the Company announced that its Board of Directors had approved a stock repurchase program to acquire up to $20 million of outstanding Common Stock. The Company may, at the discretion of management, purchase its Common Stock, from time to time, through September 29, 2003. The extent and





timing of repurchases will depend upon general business and market conditions, stock prices, availability under the Revolving Credit Facility, compliance with certain restrictive covenants and its cash position and requirements going forward. The repurchase program may be modified, extended or terminated by the Board of Directors at any time. During 2002, the Company repurchased 733,612 shares for $8,426,000 including (i) the repurchase of 526,562 shares for $5,792,000 from a partnership, the managing partner of the general partner of which is also a director of Finlay and (ii) the repurchase of an aggregate 50,000 shares for $712,500 from a partnership and a trust affiliated with a former director of Finlay and certain other persons affiliated therewith. During 2001 and 2000, the Company repurchased a total of 599,330 shares for $5,367,000.

On February 4, 2001, an executive officer of the Company was issued 100,000 shares of Common Stock, subject to restrictions ("Restricted Stock"), pursuant to a restricted stock agreement. The Restricted Stock becomes fully vested after four years of continuous employment by the Company and is accounted for as a component of stockholders' equity. Compensation expense of approximately $1.2 million is being amortized over four years and totaled approximately $300,000 in each of 2002 and 2001.

## NOTE 6—LEASE AGREEMENTS

Finlay conducts all of its operations as leased departments in department stores. All of these leases, as well as rentals for office space and equipment, are accounted for as operating leases. A substantial number of such operating leases expire on various dates through 2008.

Substantially all of the department store leases provide that the title to certain fixed assets of Finlay transfers upon termination of the leases, and that Finlay will receive the undepreciated value of such fixed assets from the host store in the event such transfers occur. The values of such fixed assets are recorded at the inception of the lease arrangement and are reflected in the accompanying Consolidated Balance Sheets.

In several cases, Finlay is subject to limitations under its lease agreements with host department stores which prohibit Finlay from operating departments for other store groups within a certain geographical radius of the host store

The store leases provide for the payment of fees based on sales, plus, in some instances, installment payments for fixed assets. Only minimum fees, as represented in the table below, are guaranteed by the lease agreements with host department stores. Lease expense, included in Selling, general and administrative expenses, is as follows (in thousands):

| | Fiscal Year Ended | | |
|---|---|---|---|
| | **February 1, 2003** | February 2, 2002 | February 3, 2001 |
| Minimum fees | **$ 2,129** | $ 10,151 | $ 15,851 |
| Contingent fees | **152,233** | 147,633 | 149,245 |
| Total | **$154,362** | $157,784 | $165,096 |

Future minimum payments under noncancellable operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows as of February 1, 2003:

| *(In thousands)* | |
|---|---|
| 2003 | $ 1,974 |
| 2004 | 1,995 |
| 2005 | 1,930 |
| 2006 | 1,917 |
| 2007 | 1,917 |
| Thereafter | 1,278 |
| Total minimum payments required | $11,011 |

## NOTE 7—PROFIT-SHARING PLAN

Finlay maintains a defined contribution profit-sharing plan to provide retirement benefits for all personnel. This plan provides for company matching contributions of $0.25 for each $1.00 of employee contribution, up to 5% of the employee's salary, as limited by the Code, which begin to vest upon the completion of two years of employment and accrues at the rate of 20% per year. Additionally, Finlay contributes 2% of the employees' earnings annually, as limited by the Code, which begin to vest upon the completion of three years of employment and accrues at the rate of 20% per year. Company contributions totaled $2,011,000, $1,856,000 and $1,989,000 for 2002, 2001 and 2000, respectively.

## NOTE 8—INCOME TAXES

For income tax reporting purposes, the Company has an October 31 year end. The Company files a consolidated Federal income tax return with its wholly owned subsidiary, Finlay Jewelry and its wholly owned subsidiaries.

Deferred income taxes at year end reflect the impact of temporary differences between amounts of assets and liabilities for financial and tax reporting purposes.



Deferred tax assets and liabilities at year end are as follows:

| *(In thousands)* | **February 1, 2003** | February 2, 2002 |
|---|---|---|
| Deferred Tax Assets | | |
| Vendor allowances | **$11,722** | $ — |
| Uniform inventory capitalization | **3,790** | 4,024 |
| Expenses not currently deductible | **3,008** | 1,731 |
| AMT credit | **566** | 566 |
| | **19,086** | 6,321 |
| Valuation allowance | **100** | 100 |
| Total current | **18,986** | 6,221 |
| Deferred financing costs—non-current | **253** | 278 |
| Total non-current | **253** | 278 |
| Total deferred tax assets | **19,239** | 6,499 |
| Deferred Tax Liabilities | | |
| LIFO inventory valuation | **9,128** | 9,222 |
| Total current | **9,128** | 9,222 |
| Depreciation and amortization | **18,653** | 13,538 |
| Total non-current | **18,653** | 13,538 |
| Total deferred tax liabilities | **27,781** | 22,760 |
| Net deferred income tax liabilities | **$ 8,542** | $16,261 |
| Net current deferred income tax (assets) liabilities | **$(9,858)** | $ 3,001 |
| Net non-current deferred income tax liabilities | **18,400** | 13,260 |
| Net deferred income tax liabilities | **$ 8,542** | $16,261 |

The components of income tax expense, before the cumulative effect of accounting change, are as follows (in thousands):

| | Fiscal Year Ended | | |
|---|---|---|---|
| | **February 1, 2003** | February 2, 2002 | February 3, 2001 |
| Current taxes | **$11,586** | $12,071 | $17,193 |
| Deferred taxes | **3,994** | 1,664 | 2,515 |
| Income tax expense | **$15,580** | $13,735 | $19,708 |

A reconciliation of the income tax provision computed by applying the federal statutory rate to Income before income taxes to the Provision for income taxes on the accompanying Consolidated Statements of Operations is as follows (in thousands):

| | Fiscal Year Ended | | |
|---|---|---|---|
| | **February 1, 2003** | February 2, 2002 | February 3, 2001 |
| Federal statutory provision | **$13,940** | $11,295 | $16,180 |
| State tax, net of federal benefit | **1,418** | 1,234 | 2,329 |
| Non-deductible amortization | **—** | 1,037 | 1,037 |
| Other | **222** | 169 | 162 |
| Provision for income taxes | **$15,580** | $13,735 | $19,708 |

In 2002, the Company recorded an income tax benefit of $11,713,000 in connection with the cumulative effect of accounting change.

At October 31, 2002, the Company had a net operating loss ("NOL") carryforward for tax purposes of approximately $1,600,000 which expires in 2005. At October 31, 2002, the Company also had Alternative Minimum Tax Credit carryovers of $566,000 which may be used indefinitely to reduce federal income taxes. SFAS No. 109 "Accounting for Income Taxes", requires that the tax benefit of such NOLs and tax credits be recorded as an asset to the extent that management assesses the utilization to be "more likely than not". As the accompanying Consolidated Financial Statements include profits earned after the tax year end at October 31 (the profit of the year-end holiday season), for financial reporting purposes only, the NOL carryforward has been absorbed in full and no NOL carryforward exists as of February 1, 2003. Management determined at February 1, 2003 that, based upon the Company's history of operating results and its expectations for the future, no additional valuation allowance is warranted.

### NOTE 9—COMMITMENTS AND CONTINGENCIES

The Company, from time to time, is involved in litigation concerning its business affairs. Management believes that the resolution of all pending litigation will not have a material adverse effect on the consolidated financial statements.

The Company has an employment agreement with one senior executive which provides for a minimum salary level as well as incentive compensation based on meeting specific financial goals. Such agreement has a remaining term of two years and has a remaining aggregate minimum value of $1,975,000 as of February 1, 2003.





The Revolving Credit Agreement, the Gold Consignment Agreement and the Senior Note Indenture currently restrict annual distributions from Finlay Jewelry to the Company to 0.25% of Finlay Jewelry's net sales for the preceding fiscal year and also allow distributions to the Company to enable it to make interest payments on the Senior Debentures. Other dividends and distributions, including those required to fund stock or bond repurchases, are subject to Finlay's satisfaction of certain restrictive covenants.

The Company's concentration of credit risk consists principally of accounts receivable. Over the past three years, approximately 70% of Finlay's sales were from operations in the May Department Stores Company ("May") and departments operated in store groups owned by Federated Department Stores ("Federated"), of which approximately 47% and 23% represented Finlay's sales in May and Federated, respectively. The Company believes that the risk associated with these receivables, other than those from department store groups indicated above, would not have a material adverse effect on the Company's financial position or results of operations.

The Company has not provided any third-party financial guarantees as of February 1, 2003.

### NOTE 10—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes the quarterly financial data for 2002 and 2001 (dollars in thousands, except per share data). In accordance with SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", the 2002 quarterly financial data has been revised to reflect the Company's retroactive adoption of EITF 02-16 to the beginning of 2002.

| | Fiscal Year Ended February 1, 2003 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter[b] |
| As Revised: | | | | |
| Sales | $187,365 | $187,130 | $168,359 | $387,855 |
| Gross margin | 98,156 | 95,962 | 87,897 | 198,162 |
| Selling, general and administrative expenses | 88,069 | 86,704 | 82,997 | 141,569 |
| Income from operations | 5,730 | 4,821 | 513 | 53,640 |
| Income (loss) before cumulative effect of accounting change | (33) | (744) | (3,341) | 28,366 |
| Cumulative effect of accounting change, net of tax | (17,209) | — | — | — |
| Net income (loss) | (17,242) | (744) | (3,341) | 28,366 |
| Basic net income (loss) per share[a]: | | | | |
| Income (loss) per share before cumulative effect of accounting change | $ — | $ (0.08) | $ (0.36) | $ 3.07 |
| Cumulative effect of accounting change | (1.78) | — | — | — |
| Basic net income (loss) per share | $ (1.78) | $ (0.08) | $ (0.36) | $ 3.07 |
| Diluted net income (loss) per share[a]: | | | | |
| Income (loss) per share before cumulative effect of accounting change | $ — | $ (0.08) | $ (0.36) | $ 3.00 |
| Cumulative effect of accounting change | (1.78) | — | — | — |
| Diluted net income (loss) share | $ (1.78) | $ (0.08) | $ (0.36) | $ 3.00 |

| | Fiscal Year Ended February 1, 2003 | | |
|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter |
| As Previously Reported: | | | |
| Sales | $187,365 | $187,130 | $168,359 |
| Gross margin | 93,991 | 91,810 | 84,157 |
| Selling, general and administrative expenses | 84,492 | 82,097 | 78,995 |
| Income from operations | 5,142 | 5,276 | 775 |
| Net income (loss) | (383) | (473) | (3,185) |
| Net income (loss) per share applicable to common shares[a]: | | | |
| Basic net income (loss) per share | (0.04) | (0.05) | (0.34) |
| Diluted net income (loss) per share | (0.04) | (0.05) | (0.34) |



| | Fiscal Year Ended February 2, 2002 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Sales | $ 193,249 | $ 196,167 | $ 175,292 | $ 388,081 |
| Gross margin | 98,368 | 97,687 | 87,612 | 189,867 |
| Net income (loss) | (1,719) | (1,061) | (3,278) | 24,593 |
| Net income (loss) per share applicable to common shares[(a)]: | | | | |
| Basic net income (loss) per share | (0.17) | (0.10) | (0.32) | 2.47 |
| Diluted net income (loss) per share | (0.17) | (0.10) | (0.32) | 2.44 |

(a) Net income (loss) per share for each quarter is computed as if each quarter were a discrete period. As such, the total of the four quarters net income (loss) per share does not necessarily equal the net income (loss) per share for the year.

(b) Net income and net income per share in the fourth quarter includes a credit for the Company's revision of its original estimate for closure expenses associated with the sale and closure of Sonab in the amount of $852,000, net of tax. Refer to Note 13.

## NOTE 11—JAY B. RUDOLPH, INC. ACQUISITION

On April 3, 2000, Finlay completed the acquisition of certain assets of Jay B. Rudolph, Inc. ("J.B. Rudolph") for $20.6 million, consisting primarily of inventory of approximately $16.3 million and fixed assets of approximately $4.0 million. By acquiring J.B. Rudolph (the "J.B. Rudolph Acquisition"), Finlay added 57 departments and also added new host store relationships with Bloomingdale's and Dayton's and Hudson's (both now operating as Marshall Field's). Finlay financed the acquisition of J.B. Rudolph with borrowings under the Revolving Credit Agreement. The J.B. Rudolph Acquisition was accounted for as a purchase, and, accordingly, the operating results of the former J.B. Rudolph departments have been included in the Company's consolidated financial statements since the date of acquisition. The Company recorded goodwill of $1.7 million.

The following summarized, unaudited pro forma combined results of operations for the year ended February 3, 2001 has been prepared assuming the J.B. Rudolph Acquisition occurred at the beginning of 2000. The pro forma information is provided for informational purposes only. It is based on historical information, as well as certain assumptions and estimates, and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined company (dollars in thousands, except per share data):

| *(Unaudited)* | Fiscal Year Ended February 3, 2001 |
|---|---|
| Sales | $1,010,911 |
| Net income | 27,009 |
| Net income per share: | |
| Basic net income per share | $ 2.59 |
| Diluted net income per share | $ 2.57 |

## NOTE 12—STORE GROUP CLOSINGS

On February 8, 2001, Federated announced its plans to close its Stern's division in which Finlay operated 23 departments. Finlay closed the majority of the Stern's departments during the second quarter of 2001 and, as a result, recorded a charge of approximately $1.0 million related to the write-off of fixed assets and employee severance. During 2001, Federated acquired the Liberty House department store chain. In 2001, Finlay recorded a charge of approximately $150,000 related to the write-off of fixed assets and employee severance. During 2002, sales were reduced by approximately $31.0 million compared to the prior year as a result of the closing of Stern's, Liberty House and another smaller host store group.

## NOTE 13—SALE AND CLOSURE OF SONAB

During 1998, Société Nouvelle d'Achat de Bijouterie—S.O.N.A.B. ("Sonab"), the Company's European leased jewelry department subsidiary, began to experience lower sales trends due to the transition from a promotional pricing strategy to an everyday low price strategy. This change was made as a result of Sonab reassessing its pricing policy following certain local French court decisions. The adverse impact of such change continued through 1999. As a result of the foregoing, on January 3, 2000, Sonab sold the majority of its assets for approximately $9.9 million. After the sale, the buyer operated more than 80 locations previously included in Sonab's 130-location base in France. The remaining departments were closed.

The Company recorded a pre-tax charge in the fourth quarter of 1999 of $28.6 million, or $1.62 per share on a diluted basis after-tax, for the write-down of assets for disposition and related closure expenses. The pre-tax components of the charge, the





related income tax effects and the net cash portion of the charge are as follows (dollars in millions):

| | |
|---|---|
| Costs associated with the write-down of inventory for liquidation | $ 7.8 |
| Costs associated with the write-off of undepreciated fixed assets | 1.5 |
| Realization of foreign exchange losses | 9.2 |
| Payroll and severance costs | 5.0 |
| Other close-down costs[(a)] | 5.1 |
| Sub-total | 28.6 |
| Income tax benefit | (11.6) |
| Net after tax | 17.0 |
| Non-cash—foreign exchange losses above | (9.2) |
| Net cash portion of charge | $ 7.8 |

(a) Including transfer of inventory, furniture removal, main office costs during close-down period, lease termination costs, litigation and professional fees.

All of Sonab's employees, excluding those that were hired by the buyer, were involuntarily terminated, including sales associates, supervisors and corporate personnel. As of February 1, 2003, the Company's exit plan has been completed with the exception of certain employee litigation and other legal matters. During the fourth quarter of 2002, the Company revised its original estimate of closure expenses to reflect its remaining liability and, as a result, recorded a credit of $1.4 million. To date, the Company has charged a total of $26.4 million against its revised estimate of $27.2 million. The Company does not believe future operating results will be materially impacted by any remaining payments.

## NOTE 14—UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following table presents pro forma financial information for 2002, which reflects (i) the Company's domestic operations only and excludes the revised estimate of expenses associated with the closure of Sonab, and (ii) excludes the cumulative effect of accounting change resulting from the adoption of EITF 02-16. Refer to Notes 2 and 13 for additional information. In addition, the Company's actual results for 2001 and 2000 are shown for comparative purposes.

| | Fiscal Year Ended | | |
|---|---|---|---|
| *(In thousands, except share and per share amounts) (Unaudited)* | **February 1, 2003 Pro Forma** | February 2, 2002 Actual | February 3, 2001 Actual |
| **Net Income:** | | | |
| Reported net income | **$ 7,039** | $18,535 | $26,521 |
| Less: Credit associated with the sale and closure of Sonab | **(1,432)** | — | — |
| Add: Provision for income taxes | **580** | — | — |
| Add: Cumulative effect of accounting change, net of tax | **17,209** | — | — |
| Pro forma net income | **$23,396** | $18,535 | $26,521 |
| **Basic net income per share:** | | | |
| Reported net income per share | **$ 0.75** | $ 1.82 | $ 2.54 |
| Credit associated with the sale and closure of Sonab, net of tax | **(0.09)** | — | — |
| Add: Cumulative effect of accounting change | **1.83** | — | — |
| Pro forma net income per share | **$ 2.49** | $ 1.82 | $ 2.54 |
| **Diluted net income per share:** | | | |
| Reported net income per share | **$ 0.73** | $ 1.80 | $ 2.52 |
| Credit associated with the sale and closure of Sonab, net of tax | **(0.09)** | — | — |
| Add: Cumulative effect of accounting change | **1.78** | — | — |
| Pro forma net income per share | **$ 2.42** | $ 1.80 | $ 2.52 |





# Market for the Company's Common Equity and Related Stockholder Matters

The common stock, par value $.01 per share ("Common Stock"), of the Company is traded on the Nasdaq National Market under the symbol "FNLY". The high and low sales prices for the Common Stock during 2002 and 2001 were as follows:

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | **February 1, 2003** | | February 2, 2002 | |
| | **High** | **Low** | High | Low |
| First Quarter | **$14.75** | **$ 9.31** | $14.25 | $ 9.00 |
| Second Quarter | **18.80** | **12.66** | 12.92 | 10.10 |
| Third Quarter | **18.99** | **11.60** | 13.00 | 5.45 |
| Fourth Quarter | **15.00** | **10.50** | 11.11 | 6.35 |

The Company has never paid cash dividends on its Common Stock and has no present intention to pay any cash dividends in the foreseeable future. Certain restrictive covenants in the Senior Indentures, the Revolving Credit Agreement and the Gold Consignment Agreement impose limitations on the payment of dividends by the Company (including Finlay Jewelry's ability to pay dividends to the Company). See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

During 2002, cash dividends of $15.7 million were distributed by Finlay Jewelry to the Company. The distributions are generally utilized to pay interest on the Senior Debentures and certain expenses of the Company, such as legal, accounting and directors' fees and to purchase Common Stock under the stock repurchase program described below.

On December 1, 2000, the Company announced that its Board of Directors had approved a stock repurchase program to acquire up to $20 million of Common Stock. The Company may, at the discretion of management, purchase its Common Stock, from time to time through September 29, 2003 under the stock repurchase program. The extent and timing of repurchases will depend upon general business and market conditions, stock prices, availability under the Revolving Credit Facility, compliance with certain restrictive covenants and its cash position and requirements going forward. As of February 1, 2003, the Company repurchased 1,332,942 shares for $13.8 million.

As of April 29, 2003, there were 9,204,408 shares of Common Stock outstanding and approximately 33 record holders of the Common Stock, including holders who are nominees for an undetermined number of beneficial owners, estimated to be in excess of 500. The last reported sale price for the Common Stock on the Nasdaq National Market on April 29, 2003 was $13.31.



## Independent Auditors' Report

To the Stockholders and Board of Directors
of Finlay Enterprises, Inc.:

We have audited the accompanying consolidated balance sheet of Finlay Enterprises, Inc. (a Delaware corporation) and subsidiaries as of February 1, 2003, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's financial statements for the fiscal years ended February 2, 2002 and February 3, 2001, before the inclusion of the transitional disclosures discussed in Note 5 with respect to Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure" and in Note 2 with respect to SFAS No. 142, "Goodwill and Other Intangible Assets", were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 20, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Finlay Enterprises, Inc. and subsidiaries as of February 1, 2003, and the results of their operations and their cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002 to conform to SFAS No. 142.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for vendor allowances in 2002 to conform to Emerging Issues Task Force Issue No. 02-16.

As discussed above, the Company's fiscal 2001 and 2000 consolidated financial statements were audited by other auditors who have ceased operations. These financial statements have been revised to include the transitional disclosures required by SFAS No. 148 and SFAS No. 142. Our audit procedures with respect to the transitional disclosures included in Notes 5 and 2 with respect to 2001 and 2000 included (1) comparing the amount of stock-based compensation expense to the Company's underlying analysis obtained from management, (2) comparing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing stock-based compensation and amortization expense related to goodwill, (including any related tax effects) recognized in those periods, to the Company's underlying analysis obtained from management, and (3) testing the mathematical accuracy of the reconciliation of adjusted or pro forma net income, as applicable, to reported net income and the related net income per share amounts. In our opinion, the disclosures for 2001 and 2000 in Notes 5 and 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

Deloitte & Touche LLP

New York, New York
April 14, 2003



The following report is a copy of a previously issued Report of Independent Public Accountants. This report relates to prior years' financial statements. This report has not been reissued by Arthur Andersen LLP. Arthur Andersen reported on the 2001 and 2000 consolidated financial statements prior to the transitional disclosure discussed in Notes 2 and 5.

## Report of Independent Public Accountants

To the Stockholders and Board of Directors
of Finlay Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Finlay Enterprises, Inc. (a Delaware corporation) and subsidiaries as of February 3, 2001 and February 2, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the fiscal years ended January 29, 2000, February 3, 2001 and February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finlay Enterprises, Inc. and subsidiaries as of February 3, 2001 and February 2, 2002, and the results of their operations and their cash flows for the fiscal years ended January 29, 2000, February 3, 2001 and February 2, 2002, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

New York, New York
March 20, 2002





# Corporate Information

## Board of Directors

**Arthur E. Reiner**
Chairman of the Board, President and Chief Executive Officer

**David B. Cornstein**
Chairman Emeritus
President, Pinnacle Advisors Ltd.

**Rohit M. Desai**
Chairman and President
Desai Capital Management, Inc.

**Michael Goldstein**
Chairman
Toys "R" Us Children's Fund, Inc.

**James Martin Kaplan**
Partner, Law Firm of Blank Rome LLP

**John D. Kerin**
Technology Consultant

**Richard E. Kroon**
Retired Chairman,
Sprout Group Venture Capital Fund

**Norman S. Matthews**
Consultant

**Hanne M. Merriman**
Principal
Hanne Merriman Associates

**Thomas M. Murnane**
Business Advisor

## Corporate Officers

**Arthur E. Reiner**
Chairman of the Board, President and Chief Executive Officer

**Joseph M. Melvin**
Executive Vice President and Chief Operating Officer

**Leslie A. Philip**
Executive Vice President and Chief Merchandising Officer

**Bruce E. Zurlnick**
Senior Vice President, Treasurer and Chief Financial Officer

**Bonni G. Davis**
Vice President, Secretary and General Counsel

## Independent Auditor

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

## Counsel

Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

## Transfer Agent

HSBC Bank USA
452 Fifth Avenue
New York, NY 10018

Nasdaq® Symbol: FNLY

## Shareholder Inquiries

**Bruce E. Zurlnick**
Senior Vice President, Treasurer and Chief Financial Officer
(212) 808-2800

Finlay Enterprises, Inc.
529 Fifth Avenue
New York, NY 10017

A copy of the Company's 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission will be made available to interested shareholders upon written request, and is accessible on the corporate website, www.finlayenterprises.com

## Annual Meeting

The Annual Meeting of Shareholders will be held on June 19, 2003 at 9:30 a.m. at The Cornell Club, 6 East 44th Street, New York, NY.



FINLAY ENTERPRISES, INC.

## Our Partnerships Have Endured for Decades

Marshall Field's ROBINSONS·MAY bloomingdale's

KAUFMANN'S Burdines HECHT'S

The BON MARCHÉ Lord & Taylor RICH'S

Belk All for you! FILENE'S Carson Pirie Scott

Elder-Beerman goldsmith's ·P·A·R·I·S·I·A·N· FAMOUS·BARR

GOTTSCHALKS Boston Store Dillard's

MEIER&FRANK LAZARUS FOLEY'S

the jones store Herberger's strawbridge's L·S·AYRES

Bergner's YOUNKERS THE BON·TON




FINLAY
ENTERPRISES, INC.

529 FIFTH AVENUE * NEW YORK * NEW YORK * 10017